Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

March 31, 2016

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of March 31, 2016, the consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2016 and 2015 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 9, 2016, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2015, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 16, 2016

This report is effective as of May 16, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of March 31, 2016 and December 31, 2015

(In millions of won)	Note	2016 (Unaudited)		2015
Assets
Cash and due from banks	4,7	~~W~~	20,803,333	22,024,404
Trading assets	4,8		29,647,003	22,638,449
Financial assets designated at fair value through profit or loss	4,9		3,050,043	3,244,166
Derivative assets	4,10		2,236,712	1,994,714
Loans	4,11		245,854,278	246,441,361
Available-for-sale financial assets	4,12		34,199,354	33,966,071
Held-to-maturity financial assets	4,12		16,439,936	16,192,060
Property and equipment			2,971,975	3,038,477
Intangible assets			4,262,636	4,274,896
Investments in associates	13		371,533	393,006
Current tax receivable			9,365	9,740
Deferred tax assets			313,483	163,944
Investment property			249,553	208,717
Other assets, net	4		18,131,856	15,945,927
Assets held for sale			5,963	3,690

Total assets		~~W~~	378,547,023	370,539,622

Liabilities
Deposits	4	~~W~~	219,490,839	217,676,428
Trading liabilities	4,14		1,983,212	2,135,390
Financial liabilities designated at fair value through profit or loss	4,15		8,973,932	8,916,332
Derivative liabilities	4,10		2,716,880	2,599,288
Borrowings	4		23,196,797	21,733,865
Debt securities issued	4,16		41,342,684	41,221,284
Liabilities for defined benefit obligations	17		191,581	226,130
Provisions	18		709,096	698,788
Current tax payable			168,946	142,014
Deferred tax liabilities			10,360	11,193
Liabilities under insurance contracts	19		20,649,033	20,058,284
Other liabilities	4		28,156,608	23,310,990

Total liabilities			347,589,968	338,729,986

Equity	20
Capital stock			2,645,053	2,645,053
Hybrid bonds			736,898	736,898
Capital surplus			9,887,335	9,887,335
Capital adjustments			(392,999)	(423,536)
Accumulated other comprehensive income			452,399	304,771
Retained earnings			16,663,056	17,689,134

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			29,991,742	30,839,655
Non-controlling interests			965,313	969,981

Total equity			30,957,055	31,809,636

Total liabilities and equity		~~W~~	378,547,023	370,539,622

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2016 and 2015

(Unaudited)

(In millions of won)	Note	2016		2015
Interest income		~~W~~	2,768,447	2,852,797
Interest expense			(1,053,772)	(1,219,098)

Net interest income	21		1,714,675	1,633,699

Fees and commission income			908,920	919,323
Fees and commission expense			(536,007)	(550,033)

Net fees and commission income	22		372,913	369,290

Insurance income			1,137,401	1,114,911
Insurance expenses			(1,236,073)	(1,231,870)

Net insurance loss	19		(98,672)	(116,959)

Dividend income			83,001	88,769
Net trading income			11,200	135,307
Net foreign currency transaction gain			96,295	51,650
Net gain (loss) on financial instruments designated at fair value through profit or loss			33,500	(88,858)
Net gain on disposal of available-for-sale financial assets	12		51,976	222,626
Impairment losses on financial assets	23		(328,169)	(414,267)
General and administrative expenses	24		(1,072,165)	(1,043,090)
Other operating expenses, net			(209,059)	(85,195)

Operating income			655,495	752,972
Equity method income	13		2,564	1,946
Other non-operating income, net			25,117	33,765

Profit before income taxes			683,176	788,683
Income tax expense (income)	25		(104,568)	174,933

Profit for the period			787,744	613,750
Other comprehensive income (loss) for the period, net of income tax	20
Items that are or may be reclassified to profit or less:
Foreign currency translation adjustments for foreign operations			(561)	(4,023)
Net change in unrealized fair value of available-for-sale financial assets			152,902	54,301
Equity in other comprehensive income (loss) of associates			(782)	1,364
Net change in unrealized fair value of cash flow hedges			(6,059)	(843)
Other comprehensive income of separate account			2,614	6,369

			148,114	57,168
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit plans			(340)	(1,868)
Equity in other comprehensive loss of associates			(1)	(171)

			(341)	(2,039)

Total other comprehensive income, net of income tax			147,773	55,129

Total comprehensive income for the period		~~W~~	935,517	668,879

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month periods ended March 31, 2016 and 2015

(Unaudited)

(In millions of won, except earnings per share)	Note	2016		2015
Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	20,26	~~W~~	771,363	592,050
Non-controlling interest			16,381	21,700

		~~W~~	787,744	613,750

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	918,629	648,983
Non-controlling interests			16,888	19,896

		~~W~~	935,517	668,879

Earnings per share:	20,26
Basic and diluted earnings per share in won		~~W~~	1,574	1,201

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the three-month period ended March 31, 2015

(Unaudited)

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
(In millions of won)	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2015	~~W~~	2,645,053	537,443	9,887,335	(393,405)	637,894	15,869,779	29,184,099	1,330,809	30,514,908
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	592,050	592,050	21,700	613,750
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(2,113)	—	(2,113)	(1,910)	(4,023)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	53,444	—	53,444	857	54,301
Equity in other comprehensive income of associates		—	—	—	—	1,193	—	1,193	—	1,193
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(843)	—	(843)	—	(843)
Other comprehensive income of separate account		—	—	—	—	6,369	—	6,369	—	6,369
Remeasurements of defined benefit plans		—	—	—	—	(1,117)	—	(1,117)	(751)	(1,868)

Total other comprehensive loss		—	—	—	—	56,933	—	56,933	(1,804)	55,129

Total comprehensive income		—	—	—	—	56,933	592,050	648,983	19,896	668,879

Other changes in equity
Dividends		—	—	—	—	—	(512,428)	(512,428)	—	(512,428)
Dividends to hybrid bonds		—	—	—	—	—	(7,434)	(7,434)	—	(7,434)
Change in other capital adjustments		—	—	—	(29,588)	—	(900)	(30,488)	—	(30,488)
Change in other non-controlling interests		—	—	—	—	—	—	—	(325,710)	(325,710)

		—	—	—	(29,588)	—	(520,762)	(550,350)	(325,710)	(876,060)

Balance at March 31, 2015	~~W~~	2,645,053	537,443	9,887,335	(422,993)	694,827	15,941,067	29,282,732	1,024,995	30,307,727

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the three-month period ended March 31, 2016

(Unaudited)

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2016	~~W~~	2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	969,981	31,809,636
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	771,363	771,363	16,381	787,744
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(619)	—	(619)	58	(561)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	152,553	—	152,553	349	152,902
Equity in other comprehensive income of associates		—	—	—	—	(783)	—	(783)	—	(783)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(6,059)	—	(6,059)	—	(6,059)
Other comprehensive income of separate account		—	—	—	—	2,614	—	2,614	—	2,614
Remeasurements of defined benefit plans		—	—	—	—	(440)	—	(440)	100	(340)

Total other comprehensive loss		—	—	—	—	147,266	—	147,266	507	147,773

Total comprehensive income		—	—	—	—	147,266	771,363	918,629	16,888	935,517

Other changes in equity
Dividends		—	—	—	—	—	(630,978)	(630,978)	—	(630,978)
Dividends to hybrid bonds		—	—	—	—	—	(9,658)	(9,658)	—	(9,658)
Change in other capital adjustments		—	—	—	30,537	362	(30,899)	—	—	—
Redemption of preferred stock		—	—	—	—	—	(1,125,906)	(1,125,906)	—	(1,125,906)
Change in other non-controlling interests		—	—	—	—	—	—	—	(21,556)	(21,556)

		—	—	—	30,537	362	(1,797,441)	(1,766,542)	(21,556)	(1,788,098)

Balance at March 31, 2016	~~W~~	2,645,053	736,898	9,887,335	(392,999)	452,399	16,663,056	29,991,742	965,313	30,957,055

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2016 and 2015

(Unaudited)

(In millions of won)	Note	2016		2015
Cash flows from operating activities
Profit before income taxes		~~W~~	683,176	788,683
Adjustments for:
Interest income	21		(2,768,447)	(2,852,797)
Interest expense	21		1,053,772	1,219,098
Dividend income			(83,001)	(88,769)
Net fees and commission expense			38,737	39,793
Net insurance loss			695,683	681,208
Net trading loss			105,488	13,404
Net foreign currency translation loss			81,870	5,521
Net loss (gain) on financial assets designated at fair value through profit or loss			(75,034)	6,460
Net gain on disposal of available-for-sale financial assets	12		(51,964)	(222,626)
Provision for credit losses	11		292,669	352,037
Impairment losses on other financial assets	23		35,500	62,231
Employee costs			53,070	47,214
Depreciation and amortization	24		67,656	67,356
Other operating income			(98,502)	(104,967)
Equity method income, net	13		(2,564)	(1,946)
Other non-operating income, net			554	(3,023)

			(654,513)	(779,806)

Changes in assets and liabilities:
Due from banks			2,463,879	225,648
Trading assets and liabilities			(7,041,353)	(2,748,725)
Financial instruments designated at fair value through profit or loss			340,169	284,670
Derivative instruments			(183,306)	(238,421)
Loans			981,758	(3,824,195)
Other assets			(2,796,828)	(4,187,074)
Deposits			1,389,258	2,313,863
Liabilities for defined benefit obligations			(83,040)	(39,587)
Provisions			(119,186)	(15,485)
Other liabilities			3,556,365	4,291,855

			(1,492,284)	(3,937,451)

Income taxes paid			(41,380)	(87,362)
Interest received			2,722,729	2,822,002
Interest paid			(1,344,661)	(1,627,335)
Dividends received			105,767	83,412

Net cash used in operating activities		~~W~~	(21,166)	(2,737,857)

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flow (Continued)

For the three-month periods ended March 31, 2016 and 2015

(Unaudited)

(In millions of won)	Note	2016		2015
Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets		~~W~~	8,407,101	10,114,621
Acquisition of available-for-sale financial assets			(8,533,712)	(9,157,312)
Proceeds from disposal of held-to-maturity financial assets			242,433	720,185
Acquisition of held-to-maturity financial assets			(457,973)	(939,451)
Proceeds from disposal of property and equipment			492	660
Acquisition of property and equipment			(32,019)	(12,776)
Proceeds from disposal of intangible assets			1,503	2,872
Acquisition of intangible assets			(23,963)	(64,169)
Proceeds from disposal of investments in associates			5,451	7,676
Acquisition of investments in associates			(11,028)	(10,799)
Proceeds from disposal of investment property			7,957	—
Acquisition of investment property			—	(500)
Proceeds from disposal of assets held for sale			1,674	997
Net decrease in other assets			58,943	58,346
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			680	506
Payment of hedging derivative financial instruments for available-for-sale financial assets			(25,269)	(2,149)

Net cash provided by (used in) investing activities			(357,730)	718,707

Cash flows from financing activities
Net increase in borrowings			1,496,046	874,740
Proceeds from debt securities issued			2,804,611	9,346,535
Repayments of debt securities issued			(2,661,765)	(8,219,831)
Net increase (decrease) in other liabilities			(32,634)	110,915
Dividends paid			(41,062)	(33,806)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			7,569	—
Payment of hedging derivative financial instruments for debt securities issued			(971)	(3,424)
Decrease in non-controlling interests			(21,556)	(325,710)

Net cash provided by financing activities			1,550,238	1,749,419

Effect of exchange rate fluctuations on cash and cash equivalents held			(7,726)	1,629

Increase (decrease) in cash and cash equivalents			1,163,616	(268,102)

Cash and cash equivalents at beginning of period	28		4,607,251	5,604,411

Cash and cash equivalents at end of period	28	~~W~~	5,770,867	5,336,309

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange since September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31, 2016 and December 31, 2015 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2016	2015
Shinhan Financial Group Co., Ltd.	Shinhan Bank Co., Ltd.	Korea	March 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas Asset Management Co., Ltd.	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data System	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
Shinhan Bank Co., Ltd.	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank PLC (*2)	Cambodia	”	90.0	90.0
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
”	SHB MULTIPLE MEXICO	Mexico	”	100.0	100.0
”	PT Bank Metro Express	Indonesia	”	97.76	97.76
”	PT Centratama Nasional Bank	”	”	75.0	75.0
Shinhan Card Co.,Ltd.	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	100.0
”	PT. Shinhan Indo Finance	Indonesia	”	50.0	50.0
”	Shinhan Microfinance Co.,Ltd	Myanmar	”	100.0	—
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
”	SHINHAN SECURITIES VIETNAM CO., LTD	Vietnam	”	100.0	100.0
Shinhan Private Equity Inc.	HKC&T Co., Ltd.	Korea	December 31	100.0	100.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	March 31	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

1.	Reporting entity (continued)

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
(*2)	Shinhan Savings Bank’s interest of 3.3% in Shinhan Khmer Bank PLC is not included.

(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust	A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 39 others	An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 3 others	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 45 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

(d)	Summarized financial information of the subsidiaries

i)	Condensed financial position for the Group’s subsidiaries as of March 31, 2016 and December 31, 2015 are as follows:

	2016				2015
	Total assets		Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	29,369,169	8,747,181	20,621,988	27,675,487	6,894,501	20,780,986
Shinhan Bank Co., Ltd.		287,511,536	266,636,715	20,874,821	285,007,437	264,168,084	20,839,353
Shinhan Card Co., Ltd.		23,258,311	17,804,981	5,453,330	23,347,702	17,127,969	6,219,733
Shinhan Investment Corp.		26,808,647	24,332,621	2,476,026	24,337,413	21,811,577	2,525,836
Shinhan Life Insurance Co., Ltd.		25,236,580	23,560,653	1,675,927	24,544,624	22,963,260	1,581,364
Shinhan Capital Co., Ltd.		3,845,808	3,230,789	615,019	4,076,553	3,458,433	618,120
Jeju Bank		4,640,029	4,317,063	322,966	4,464,601	4,146,580	318,021
Shinhan Credit Information Co., Ltd.		21,973	6,834	15,139	23,889	8,632	15,257
Shinhan Private Equity Inc.		119,682	107,931	11,751	119,042	108,030	11,012
Shinhan BNP Paribas Asset Management Co., Ltd.		162,241	25,193	137,048	170,164	15,356	154,808
SHC Management Co., Ltd.		8,428	623	7,805	8,411	615	7,796
Shinhan Data System		30,364	19,113	11,251	26,669	16,404	10,265
Shinhan Savings Bank		836,768	712,927	123,841	795,144	675,435	119,709
Shinhan AITAS Co., Ltd.		43,768	4,178	39,590	42,794	4,965	37,829

	~~W~~	401,893,304	349,506,802	52,386,503	394,639,930	341,399,841	53,240,089

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

ii)	Condensed comprehensive income statement for the Group’s subsidiaries for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016				2015
	Operating income		Net income (loss)	Total comprehensive income (loss)	Operating income	Net income (loss)	Total comprehensive income (loss)
Shinhan Financial Group (separate)	~~W~~	1,679,815	1,607,543	1,607,543	1,096,732	1,018,593	1,018,593
Shinhan Bank Co., Ltd.		4,656,195	574,700	699,239	3,363,037	390,022	413,518
Shinhan Card Co., Ltd.		1,131,108	148,884	133,741	1,092,926	154,535	152,428
Shinhan Investment Corp.		1,382,570	21,770	18,347	1,205,301	48,848	52,152
Shinhan Life Insurance Co., Ltd.		1,405,926	58,699	99,664	1,373,114	32,271	65,660
Shinhan Capital Co., Ltd.		72,265	2,577	4,573	78,863	13,114	13,932
Jeju Bank		45,224	6,052	7,179	41,284	4,704	7,416
Shinhan Credit Information Co., Ltd.		5,953	(113)	(113)	6,652	187	187
Shinhan Private Equity Inc.		704	738	738	79,948	1,766	1,113
Shinhan BNP Paribas Asset Management Co., Ltd.		17,627	3,580	3,550	20,123	5,796	5,841
SHC Management Co., Ltd.		31	9	9	223	202	202
Shinhan Data System		20,152	994	994	16,095	(117)	(117)
Shinhan Savings Bank.		16,912	5,006	4,140	17,723	3,523	1,234
Shinhan AITAS Co., Ltd.		9,023	1,760	1,760	7,776	1,447	1,447

	~~W~~	10,443,472	2,432,199	2,581,364	8,399,797	1,674,891	1,733,606

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

2.	Basis of preparation

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2015. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(b) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2015.

3.	Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2015.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

4.	Financial risk management

(a) Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the controlling company’s Board of Directors, sets the basic group wide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

4.	Financial risk management (continued)

ii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promotes reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

i)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Due from banks and loans (*1)(*3):
Banks	~~W~~	12,933,892	14,486,162
Retail		108,394,212	107,030,770
Government		13,345,300	16,701,241
Corporations		111,625,394	110,468,717
Card receivable		17,938,813	17,821,341

		264,237,611	266,508,231

Trading assets		22,213,763	19,595,405
Financial assets designated at FVTPL (*4)		2,153,083	2,329,018
AFS financial assets (*5)		29,366,905	29,037,640
HTM financial assets (*6)		16,439,936	16,192,060
Derivative assets		2,236,712	1,994,714
Other financial assets (*1)(*2)		13,750,083	11,878,420
Financial guarantee contracts		3,516,647	3,679,486
Loan commitments and other credit liabilities		75,000,842	76,965,151

	~~W~~	428,915,582	428,180,125

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.
(*2)	Although considered in the monitoring of maximum credit exposures, the credit quality of other financial assets are not included in the details of our main credit quality disclosures as other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.
(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	FVTPL : fair value through profit or loss
(*5)	AFS : available-for-sale
(*6)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Due from banks and loans by past due or impairment

•	Due from banks and loans as of March 31, 2016 and December 31, 2015 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	12,958,212	107,980,529	13,348,203	111,261,502	17,650,616	263,199,062
Past due but not impaired		—	472,932	—	288,112	552,849	1,313,893
Impaired		—	306,743	—	1,425,092	421,580	2,153,415

		12,958,212	108,760,204	13,348,203	112,974,706	18,625,045	266,666,370
Less : allowance		(24,320)	(365,992)	(2,903)	(1,349,312)	(686,232)	(2,428,759)

	~~W~~	12,933,892	108,394,212	13,345,300	111,625,394	17,938,813	264,237,611

	2015
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	14,511,673	106,691,153	16,704,356	110,388,809	17,677,433	265,973,424
Past due but not impaired		—	404,121	—	156,337	403,413	963,871
Impaired		—	264,754	—	1,221,700	415,731	1,902,185

		14,511,673	107,360,028	16,704,356	111,766,846	18,496,577	268,839,480
Less : allowance		(25,511)	(329,258)	(3,115)	(1,298,129)	(675,236)	(2,331,249)

	~~W~~	14,486,162	107,030,770	16,701,241	110,468,717	17,821,341	266,508,231

•	Credit quality of due from banks and loans that are neither past due nor impaired as of March 31, 2016 and December 31, 2015 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	12,958,212	102,178,657	13,348,203	73,877,134	14,393,742	216,755,948
Grade 2 (*1)		—	5,801,872	—	37,384,368	3,256,874	46,443,114

		12,958,212	107,980,529	13,348,203	111,261,502	17,650,616	263,199,062
Less : allowance		(24,320)	(180,812)	(2,903)	(710,974)	(356,848)	(1,275,857)

	~~W~~	12,933,892	107,799,717	13,345,300	110,550,528	17,293,768	261,923,205

Mitigation of credit risk due to collateral (*2)	~~W~~	4,052	70,226,780	—	57,905,686	4,657	128,141,175

	2015
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	14,511,673	100,677,960	16,704,356	72,501,523	15,133,363	219,528,875
Grade 2 (*1)		—	6,013,193	—	37,887,286	2,544,070	46,444,549

		14,511,673	106,691,153	16,704,356	110,388,809	17,677,433	265,973,424
Less : allowance		(25,511)	(178,313)	(3,115)	(734,136)	(356,815)	(1,297,890)

	~~W~~	14,486,162	106,512,840	16,701,241	109,654,673	17,320,618	264,675,534

Mitigation of credit risk due to collateral (*2)	~~W~~	124,306	69,399,485	—	57,477,691	5,045	127,006,527

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments (*)	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system

	For corporate cardholders, same as corporate loans	For corporate cardholders, same as corporate loans

(*)	In the case of loans to banks and governments that are neither past due nor impaired, Shinhan Bank classified loans with a sovereign rating of 6 or above as Grade 1 and those with a sovereign rating of below 6 as Grade 2. Under the guidelines set forth by the Financial Supervisory Commission of Korea, all major commercial banks in Korea, including Shinhan Bank, follow the standardized approach under Basel III for purposes of computing Bank of International Settlement (BIS) ratios for risk classifications of loans to banks and governments. Under this standardized approach under Basel III, risk classification for loans to banks and governments are determined on the basis of sovereign credit ratings, and not internal credit ratings assigned by the lending bank that are specific to the individual banks and governments. More specifically, this approach involves classifying loans to banks and governments in a given jurisdiction as either Grade 1 or Grade 2 based on the sovereign credit ratings for the government of such jurisdiction as determined by the Organization for Economic Co-operation and Development (“OECD”). As for our subsidiaries other than Shinhan Bank, risk classification of loans to banks and governments is made based on their respective internal credit ratings as these subsidiaries are not subject to the aforesaid guidelines of the Financial Supervisory Commission relating to Basel III risk classification.
(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Aging analyses of due from banks and loans that are past due but not impaired as of March 31, 2016 and December 31, 2015 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	365,376	—	174,057	485,644	1,025,077
31~60 days		—	57,468	—	44,015	45,935	147,418
61~90 days		—	37,632	—	57,717	21,011	116,360
More than 90 days		—	12,456	—	12,323	259	25,038

		—	472,932	—	288,112	552,849	1,313,893
Less : allowance		—	(37,130)	—	(25,567)	(65,213)	(127,910)

	~~W~~	—	435,802	—	262,545	487,636	1,185,983

Mitigation of credit risk due to collateral (*)	~~W~~	—	311,381	—	105,554	21	416,956

	2015
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	311,602	—	108,683	342,708	762,993
31~60 days		—	52,331	—	24,139	43,158	119,628
61~90 days		—	25,967	—	10,551	17,329	53,847
More than 90 days		—	14,221	—	12,964	218	27,403

		—	404,121	—	156,337	403,413	963,871
Less : allowance		—	(32,876)	—	(9,884)	(60,757)	(103,517)

	~~W~~	—	371,245	—	146,453	342,656	860,354

Mitigation of credit risk due to collateral (*)	~~W~~	—	258,827	—	54,985	8	313,820

•	Due from banks and loans that are impaired as of March 31, 2016 and December 31, 2015 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	306,743	—	1,425,092	421,580	2,153,415
Less : allowance		—	(148,050)	—	(612,771)	(264,171)	(1,024,992)

	~~W~~	—	158,693	—	812,321	157,409	1,128,423

Mitigation of credit risk due to collateral (*)	~~W~~	—	108,589	—	460,008	2	568,599

	2015
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	264,754	—	1,221,700	415,731	1,902,185
Less : allowance		—	(118,069)	—	(554,109)	(257,664)	(929,842)

	~~W~~	—	146,685	—	667,591	158,067	972,343

Mitigation of credit risk due to collateral (*)	~~W~~	—	109,869	—	399,142	7	509,018

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Credit rating

•	Credit ratings of debt securities as of March 31, 2016 and December 31, 2015 are as follows:

	2016
	Trading assets		Financial assets designated at FVTPL (*)	Available-for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	8,719,164	77,267	17,986,517	13,191,931	39,974,879
AA- to AA+		5,264,252	504,842	4,594,646	2,378,898	12,742,638
A- to A+		5,168,201	1,362,338	4,448,981	575,595	11,555,115
BBB- to BBB+		1,258,175	208,636	1,070,648	34,605	2,572,064
Lower than BBB-		84,363	—	406,395	101,765	592,523
Unrated		1,642,820	—	859,718	157,142	2,659,680

	~~W~~	22,136,975	2,153,083	29,366,905	16,439,936	70,096,899

	2015
	Trading assets		Financial assets designated at FVTPL (*)	Available-for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	6,972,123	143,888	18,885,297	13,046,394	39,047,702
AA- to AA+		5,144,783	676,975	4,004,980	2,342,271	12,169,009
A- to A+		4,745,915	1,269,073	3,923,203	576,568	10,514,759
BBB- to BBB+		917,401	239,082	941,149	35,160	2,132,792
Lower than BBB-		83,410	—	419,080	68,672	571,162
Unrated		1,582,553	—	863,931	122,995	2,569,479

	~~W~~	19,446,185	2,329,018	29,037,640	16,192,060	67,004,903

(*)	FVTPL : fair value through profit or loss

•	The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

•	Credit status of debt securities as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Neither past due nor impaired	~~W~~	70,095,307	67,003,273
Impaired		1,593	1,631

	~~W~~	70,096,900	67,004,904

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iv)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of March 31, 2016 and December 31, 2015 are as follows:

	2016
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	10,722,283	—	—	6,835	2,204,774	—	12,933,892
Retail		—	—	—	—	—	108,394,212	108,394,212
Government		12,283,337	—	—	—	1,061,963	—	13,345,300
Corporations		4,182,141	38,836,471	15,502,986	19,859,980	33,243,816	—	111,625,394
Card		66,779	413,374	133,327	33,086	300,686	16,991,561	17,938,813

		27,254,540	39,249,845	15,636,313	19,899,901	36,811,239	125,385,773	264,237,611

Trading assets		14,871,534	831,209	840,402	514,685	5,155,933	—	22,213,763
Financial assets designated at FVTPL (*1)		1,636,735	149,760	54,021	—	312,567	—	2,153,083
AFS financial assets (*2)		20,091,851	1,082,790	224,002	399,590	7,568,672	—	29,366,905
HTM financial assets (*3)		4,529,826	66,630	—	637,613	11,205,867	—	16,439,936

	~~W~~	68,384,486	41,380,234	16,754,738	21,451,789	61,054,278	125,385,773	334,411,298

	2015
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	11,865,178	—	—	67,609	2,553,375	—	14,486,162
Retail		—	—	—	—	—	107,030,770	107,030,770
Government		15,625,885	—	—	—	1,075,356	—	16,701,241
Corporations		4,235,517	38,918,439	14,744,780	19,716,006	32,853,975	—	110,468,717
Card		43,583	171,851	122,112	31,666	337,817	17,114,312	17,821,341

		31,770,163	39,090,290	14,866,892	19,815,281	36,820,523	124,145,082	266,508,231

Trading assets		13,066,258	722,383	661,426	457,132	4,688,206	—	19,595,405
Financial assets designated at FVTPL (*1)		1,823,687	109,677	67,973	—	327,681	—	2,329,018
AFS financial assets (*2)		20,656,569	999,752	161,597	413,683	6,806,039	—	29,037,640
HTM financial assets (*3)		4,630,157	66,283	—	614,439	10,881,181	—	16,192,060

	~~W~~	71,946,834	40,988,385	15,757,888	21,300,535	59,523,630	124,145,082	333,662,354

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises from the Group’s assets and liabilities which are denominated in currencies other than Korean Won.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR and market value-based tool.

An analysis of market risk for trading positions of the major subsidiaries as of and for the three-month period ended March 31, 2016 and the year ended December 31, 2015 are as follows:

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the three-month period ended March 31, 2016 and the year ended December 31, 2015 are as follows:

	2016
	Average		Maximum	Minimum	March 31
Interest rate	~~W~~	32,391	39,637	27,454	27,454
Stock price		9,658	18,869	7,619	18,869
Foreign exchange (*)		47,118	60,483	35,242	58,826
Option volatility		198	390	95	102
Commodity		7	25	—	25
Portfolio diversification		(32,170)	(48,829)	(21,288)	(34,702)

	~~W~~	57,202	70,575	49,122	70,574

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	37,341	43,746	33,849	35,976
Stock price		8,258	9,049	6,995	7,056
Foreign exchange (*)		45,102	54,459	36,549	44,475
Option volatility		355	550	262	262
Commodity		5	21	—	3
Portfolio diversification		(35,789)	(45,895)	(25,953)	(30,699)

	~~W~~	55,272	61,930	51,702	57,073

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the three-month period ended March 31, 2016 and the year ended December 31, 2015, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2016
	Average		Maximum	Minimum	March 31
Interest rate	~~W~~	950	1,150	650	1,050
Foreign exchange		33,139	33,434	32,767	32,767

	~~W~~	34,089	34,584	33,417	33,817

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	1,685	3,011	650	650
Foreign exchange		38,214	42,208	33,759	33,759

	~~W~~	39,899	45,219	34,409	34,409

(*)	Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the three-month period ended March 31, 2016 and the year ended December 31, 2015 are as follows:

	2016
	Average		Maximum	Minimum	March 31
Interest rate	~~W~~	8,619	14,788	6,355	6,355
Stock price		19,204	24,276	10,734	14,099
Foreign exchange		8,292	14,974	4,566	4,998
Option volatility		2,892	9,567	140	9,567
Portfolio diversification		(15,155)	(32,058)	(2,411)	(9,054)

	~~W~~	23,852	31,547	19,384	25,965

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	6,879	16,542	2,707	7,274
Stock price		19,397	64,650	10,213	19,047
Foreign exchange		5,680	10,881	2,845	7,489
Option volatility		2,634	5,207	175	4,396
Portfolio diversification		(11,714)	(32,096)	(4,062)	(8,460)

	~~W~~	22,876	65,184	11,878	29,746

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-4) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the three-month period ended March 31, 2016 and the year ended December 31, 2015 are as follows:

	2016
	Average		Maximum	Minimum	March 31
Interest rate	~~W~~	324	359	297	341
Stock price		162	1,585	—	256
Foreign exchange		1,485	2,324	222	1,133
Option volatility		282	481	71	481

	~~W~~	2,253	4,749	590	2,211

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	585	817	298	303
Stock price		275	1,190	—	—
Foreign exchange		1,308	2,337	511	1,780
Option volatility		541	1,868	108	138

	~~W~~	2,709	6,212	917	2,221

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•	Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•	Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of March 31, 2016 and December 31, 2015 are as follows:

ii-1) Shinhan Bank

	2016		2015
VaR (*1)	~~W~~	143,344	202,029
EaR (*2)		198,203	185,254

ii-2) Shinhan Card

	2016		2015
VaR (*1)	~~W~~	90,909	88,825
EaR (*2)		21,996	12,663

ii-3) Shinhan Investment

	2016		2015
VaR (*1)	~~W~~	12,297	9,846
EaR (*2)		109,640	85,881

ii-4) Shinhan Life Insurance

	2016		2015
VaR (*1)	~~W~~	193,120	206,432
EaR (*2)		14,550	5,947

(*1)	The interest rate VaR represents the maximum anticipated loss in a net asset value in one year under confidence level of 99.9% and is measured by the internal model.
(*2)	The interest rate EaR was calculated by the Financial Supervisory Service regulations based on the “middle of time band” and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.

iii)	Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the group wide level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of March 31, 2016 and December 31, 2015 are as follows:

	2016
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	108,753,036	22,776,506	27,153,276	50,603,394	12,844,246	2,939,908	225,070,366
Trading liabilities (*3)		1,983,212	—	—	—	—	—	1,983,212
Financial liabilities designated at fair value through profit or loss		197,047	278,735	423,535	1,847,710	5,323,050	904,327	8,974,404
Borrowings		12,409,699	1,660,636	1,715,870	2,002,373	4,544,507	1,109,169	23,442,254
Debt securities issued		1,122,378	2,290,025	2,978,999	8,049,910	25,310,520	4,904,640	44,656,472
Other financial liabilities		23,575,952	44,138	170,150	142,347	351,957	85,284	24,369,828

	~~W~~	148,041,324	27,050,040	32,441,830	62,645,734	48,374,280	9,943,328	328,496,536

Off balance (*4):
Financial guarantee contracts	~~W~~	3,516,647	—	—	—	—	—	3,516,647
Loan commitments and others		75,000,842	—	—	—	—	—	75,000,842

	~~W~~	78,517,489	—	—	—	—	—	78,517,489

Derivatives:
Cash inflows	~~W~~	17,969,529	363,130	583,852	945,443	2,346,094	164,366	22,372,414
Cash outflows		(2,710,304)	(241,873)	(546,331)	(844,567)	(2,152,975)	(57,162)	(6,553,212)

	~~W~~	15,259,225	121,257	37,521	100,876	193,119	107,204	15,819,202

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2015
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	108,029,850	21,996,113	26,252,328	51,392,270	13,511,745	3,415,583	224,597,889
Trading liabilities (*3)		2,135,390	—	—	—	—	—	2,135,390
Financial liabilities designated at fair value through profit or loss		151,597	368,648	335,632	1,586,608	5,496,762	977,743	8,916,990
Borrowings		10,799,071	2,321,249	1,410,898	2,392,047	4,425,261	682,720	22,031,246
Debt securities issued		805,212	2,582,626	3,036,650	8,292,380	25,620,414	4,096,669	44,433,951
Other financial liabilities		18,623,136	34,873	303,104	154,200	321,174	55,163	19,491,650

	~~W~~	140,544,256	27,303,509	31,338,612	63,817,505	49,375,356	9,227,878	321,607,116

Off balance (*4):
Financial guarantee contracts	~~W~~	3,679,486	—	—	—	—	—	3,679,486
Loan commitments and others		76,965,151	—	—	—	—	—	76,965,151

	~~W~~	80,644,637	—	—	—	—	—	80,644,637

Derivatives:
Cash inflows	~~W~~	2,040,644	493,895	375,267	1,127,109	1,835,195	42,160	5,914,270
Cash outflows		(2,601,358)	(329,658)	(354,063)	(1,075,864)	(1,645,263)	(30,270)	(6,036,476)

	~~W~~	(560,714)	164,237	21,204	51,245	189,932	11,890	(122,206)

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ~~W~~84,417,535 million and ~~W~~83,639,042 million as of March 31, 2016 and December 31, 2015 are included in the ‘less than 1 month’ category, respectively.
(*3)	Trading liabilities were included in the ‘less than 1 month’ category.
(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counter party requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e) Capital risk management

The Group, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments classified as common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, ie ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio as of March 31, 2016 was 13.70% (unreviewed).

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i)	Financial instruments measured at fair value

•	The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of March 31, 2016 and December 31, 2015 are as follows:

	2016
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	8,903,876	20,565,731	177,396	29,647,003
Financial assets designated at fair value through profit or loss		73,429	2,534,887	441,727	3,050,043
Derivative assets		12,244	2,110,681	113,787	2,236,712
Available-for-sale financial assets		9,713,678	21,379,172	3,106,504	34,199,354

	~~W~~	18,703,227	46,590,471	3,839,414	69,133,112

Financial liabilities:
Trading liabilities	~~W~~	1,983,212	—	—	1,983,212
Financial liabilities designated at fair value through profit or loss		147,425	2,244,723	6,581,784	8,973,932
Derivative liabilities		17,882	1,891,511	807,487	2,716,880

	~~W~~	2,148,519	4,136,234	7,389,271	13,674,024

	2015
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	6,814,643	15,622,203	201,603	22,638,449
Financial assets designated at fair value through profit or loss		139,697	2,653,345	451,124	3,244,166
Derivative assets		4,881	1,848,775	141,058	1,994,714
Available-for-sale financial assets		10,810,474	20,176,539	2,979,058	33,966,071

	~~W~~	17,769,695	40,300,862	3,772,843	61,843,400

Financial liabilities:
Trading liabilities	~~W~~	2,135,390	—	—	2,135,390
Financial liabilities designated at fair value through profit or loss		86,532	2,385,179	6,444,621	8,916,332
Derivative liabilities		9,122	1,745,267	844,899	2,599,288

	~~W~~	2,231,044	4,130,446	7,289,520	13,651,010

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the three-month period ended March 31, 2016 and the year ended December 31, 2015 are as follows:

	2016
	Trading assets		Financial assets designated at FVTPL (*3)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*3)
Beginning balance	~~W~~	201,603	451,124	2,979,058	(703,841)	(6,441,621)
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the year (*1)		(109)	(4,434)	(7,183)	(47,986)	53,801
Recognized in other comprehensive income (loss) for the period		—	—	(27,485)	—	—

		(109)	(4,434)	(34,668)	(47,986)	53,801
Purchase		46,000	39,742	207,519	1,339	—
Issue		—	—	—	—	(871,984)
Settlement		(70,098)	(44,705)	(41,406)	56,788	681,020
Transfer in (*2)		—	—	2,666	—	—
Transfer out (*2)		—	—	(6,665)	—	—

Ending balance	~~W~~	177,396	441,727	3,106,504	(693,700)	(6,581,784)

	2015
	Trading assets		Financial assets designated at FVTPL (*3)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*3)
Beginning balance	~~W~~	165,790	559,465	2,583,513	(38,448)	(6,988,434)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		4,426	(70,335)	61,988	(594,773)	469,274
Recognized in other comprehensive income (loss) for the year		—	—	(32,170)	(163)	—

		4,426	(70,335)	29,818	(594,936)	469,274
Purchase		278,477	354,258	903,357	15,932	(179)
Issue		—	—	—	—	(7,662,427)
Settlement		(247,090)	(392,264)	(462,617)	(86,327)	7,737,145
Transfer in (*2)		—	—	23,511	—	—
Transfer out (*2)		—	—	(98,524)	(62)	—

Ending balance	~~W~~	201,603	451,124	2,979,058	(703,841)	(6,444,621)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*1)	Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the three-month periods ended March 31, 2016 and the year ended December 31, 2015, are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2016			2015
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of March 31	Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Trading income	~~W~~	(76,639)	(192,634)	(517,524)	(797,960)
Gain (loss) on financial instruments designated at FVTPL		49,280	88,003	398,938	726,298
Gain (loss) on disposal of available-for-sale financial assets		499	537	148,084	—
Impairment losses on financial assets		(3,762)	(3,762)	(88,327)	(85,679)
Other operating income (expenses)		24,711	24,711	(70,591)	(70,385)

	~~W~~	(5,911)	(83,145)	(129,420)	(227,726)

(*2)	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data. The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.
(*3)	FVTPL : fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of March 31, 2016 are as follows:

Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Trading assets:
Debt securities	DCF(*1)	~~W~~	14,619,610	Discount rate
Equity securities	NAV(*2)		5,946,121	Discount rate, Price of underlying assets

			20,565,731

Financial assets designated at fair value through profit or loss:
Debt securities	DCF(*1)		1,768,847	Discount rate
Equity securities	NAV(*2)		766,040	Discount rate, Price of underlying assets

			2,534,887

Derivative assets:
Trading	Option model, DCF(*1)		1,955,710	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			154,971

			2,110,681

Available-for-sale financial assets:
Debt securities	DCF(*1)		21,016,463	Discount rate, Growth rate Price of underlying assets
Equity securities	NAV(*2)		362,709

			21,379,172

			46,590,471

Liabilities
Financial liabilities designated at fair value through profit or loss:
Borrowings	DCF(*1)		2,244,723	Discount rate
Derivative liabilities:
Trading	Option model, DCF(*1)		1,816,019	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			75,492

			1,891,511

		~~W~~	4,136,234

(*1)	DCF : Discounted cash flow
(*2)	NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2016 are as follows:

Type of financial instrument	Valuation technique	Carrying value(*4)		Significant unobservable inputs	Range
Assets
Trading assets:
Debt securities	DCF(*1) Option model(*2)	~~W~~	135,783	The volatility of the underlying asset, correlations	0.44%~24.90% 75.25%
Financial assets designated at fair value through profit or loss:
Debt securities and other securities	DCF(*1)		441,727	The volatility of the underlying asset, correlations	5.14%~80.2% (2.43%)~63.48%
Derivative assets:
Equity and foreign exchange related	Option model(*2)		42,761	The volatility of the underlying asset, correlations	8.15%~40.76% (27.16%)~77.71%
Interest rates related	Option model(*2)		61,627	The volatility of the underlying asset, regression coefficient, correlations	0.15%~18.12% 0.02%~2.05% 0.1%~100%
Commodity related	Option model(*2)		9,399	The volatility of the underlying asset, correlations	1.64%~46.4% (18.25%)~91.69%

			113,787

Available-for-sale financial assets:
Debt securities	NAV(*3)		209,772	Discount rate, growth rate	0.84%~22.20% 0%~3.5%
Equity securities	DCF(*1)		2,896,732

			3,106,504

		~~W~~	3,797,801

(*1)	DCF : discounted cash flow
(*2)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*3)	NAV : net asset value
(*4)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Type of financial instrument	Valuation technique	Carrying value(*2)		Significant unobservable inputs	Range
Liabilities
Financial liabilities designated at fair value through profit or loss:
Equity related	Option model(*1)		6,581,784	The volatility of the underlying asset, correlations	25.81%~30.08% 16.43%~65.53%
Derivative liabilities:
Equity and foreign exchange related	Option model(*1)		665,373	The volatility of the underlying asset, correlations	6%~79.39% (21.16%)~77.71%
Interest rates related	Option model(*1)		97,516	The volatility of the underlying asset, regression coefficient, correlations	0.43%~29.07% 0.02%~2.05% (2.37%)~100%
Credit and commodity related	Option model(*1)		44,598	The volatility of the underlying asset, correlations	7.03%~48.35% (43.22%)~99.98%

			807,487

		~~W~~	7,389,271

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of March 31, 2016 and December 31, 2015.

	2016
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Trading assets		66	(7)
Financial assets designated at fair value through profit or loss	~~W~~	1,196	(6,187)
Derivative assets		7,741	(7,130)

		9,003	(13,324)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		57,346	(24,856)

	~~W~~	66,349	(38,180)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	93,871	(38,336)
Derivative liabilities		68,266	(55,018)

	~~W~~	162,137	(93,354)

	2015
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Trading assets		64	(45)
Financial assets designated at fair value through profit or loss	~~W~~	2,837	(4,416)
Derivative assets		7,592	(11,254)

		10,493	(15,715)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		90,343	(30,856)

	~~W~~	100,836	(46,571)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	64,089	(79,575)
Derivative liabilities		87,885	(62,248)

	~~W~~	151,974	(141,823)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of March 31, 2016 and December 31, 2015 are as follows:

	2016			2015
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans	~~W~~	245,854,278	249,144,124	246,441,361	249,182,868
Held-to-maturity financial assets		16,439,936	18,049,037	16,192,060	17,489,238
Other financial assets		13,750,083	13,772,830	11,878,420	11,907,777

	~~W~~	276,044,297	280,965,991	274,511,841	278,579,883

Liabilities:
Deposits	~~W~~	219,490,839	219,810,551	217,676,428	217,907,829
Borrowings		23,196,797	23,282,909	21,733,865	21,799,206
Debt securities issued		41,342,684	42,193,089	41,221,284	41,878,643
Other financial liabilities		24,409,245	24,384,953	19,535,670	19,508,155

	~~W~~	308,439,565	309,671,502	300,167,247	301,093,833

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of March 31, 2016 and December 31, 2015 are as follows:

	2016
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	33,277	1,998,298	247,112,549	249,144,124
Held-to-maturity financial assets		6,766,763	11,282,274	—	18,049,037
Other financial assets		485,569	8,245,263	5,041,998	13,772,830

	~~W~~	7,285,609	21,525,835	252,154,547	280,965,991

Liabilities:
Deposits	~~W~~	2,191,788	85,450,682	132,168,081	219,810,551
Borrowings		5,661,875	614,562	17,006,472	23,282,909
Debt securities issued in won		—	27,165,158	15,027,931	42,193,089
Other financial liabilities		486,621	7,898,896	15,999,436	24,384,953

	~~W~~	8,340,284	121,129,298	180,201,920	309,671,502

	2015
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	27,038	1,577,960	247,577,870	249,182,868
Held-to-maturity financial assets		6,360,572	11,128,666	—	17,489,238
Other financial assets		25,165	7,669,816	4,212,796	11,907,777

	~~W~~	6,412,775	20,376,442	251,790,666	278,579,883

Liabilities:
Deposits	~~W~~	2,102,888	85,012,736	130,792,205	217,907,829
Borrowings		5,499,951	273,026	16,026,229	21,799,206
Debt securities issued in won		—	27,375,939	14,502,704	41,878,643
Other financial liabilities		25,803	7,488,938	11,993,414	19,508,155

	~~W~~	7,628,642	120,150,639	173,314,552	301,093,833

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as March 31, 2016 and December 31, 2015 are as follows:

	2016
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	20,803,333	—	20,803,333
Trading assets		29,647,003	—	—	—	—	—	29,647,003
Financial assets designated at FVTPL (*1)		—	3,050,043	—	—	—	—	3,050,043
Derivatives		2,051,185	—	—	—	—	185,527	2,236,712
Loans		—	—	—	—	245,854,278	—	245,854,278
AFS financial assets (*2)		—	—	34,199,354	—	—	—	34,199,354
HTM financial assets (*3)		—	—	—	16,439,936	—	—	16,439,936
Other		—	—	—	—	13,750,083	—	13,750,083

	~~W~~	31,698,188	3,050,043	34,199,354	16,439,936	280,407,694	185,527	365,980,742

	2016
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	219,490,839	—	219,490,839
Trading liabilities		1,983,212	—	—	—	1,983,212
Financial liabilities designated at FVTPL (*1)		—	8,973,932	—	—	8,973,932
Derivatives		2,574,871	—	—	142,009	2,716,880
Borrowings		—	—	23,196,797	—	23,196,797
Debt securities issued		—	—	41,342,684	—	41,342,684
Other		—	—	24,409,245	—	24,409,245

	~~W~~	4,558,083	8,973,932	308,439,565	142,009	322,113,589

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2015
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	22,024,404	—	22,024,404
Trading assets		22,638,449	—	—	—	—	—	22,638,449
Financial assets designated at FVTPL (*1)		—	3,244,166	—	—	—	—	3,244,166
Derivatives		1,813,361	—	—	—	—	181,353	1,994,714
Loans		—	—	—	—	246,441,361	—	246,441,361
AFS financial assets (*2)		—	—	33,966,071	—	—	—	33,966,071
HTM financial assets (*3)		—	—	—	16,192,060	—	—	16,192,060
Other		—	—	—	—	11,878,420	—	11,878,420

	~~W~~	24,451,810	3,244,166	33,966,071	16,192,060	280,344,185	181,353	358,379,645

	2015
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	217,676,428	—	217,676,428
Trading liabilities		2,135,390	—	—	—	2,135,390
Financial liabilities designated at FVTPL (*1)		—	8,916,332	—	—	8,916,332
Derivatives		2,415,170	—	—	184,118	2,599,288
Borrowings		—	—	21,733,865	—	21,733,865
Debt securities issued		—	—	41,221,284	—	41,221,284
Other		—	—	19,535,670	—	19,535,670

	~~W~~	4,550,560	8,916,332	300,167,247	184,118	313,818,257

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

5.	Changes in subsidiaries

(a) The subsidiary that is newly included in consolidation for the three-month period ended March 31, 2016 is as follows:

Company	Description
Shinhan Microfinance Co.,Ltd	Newly established subsidiary

(b) The subsidiaries that were newly included in consolidation during the year ended December 31, 2015 are as follows:

Company	Description
Banco Shinhan de Mexico	Newly established subsidiary
PT Bank Metro Express	Acquisition
PT Centratama Nasional Bank	Acquisition
SHINHAN SECURITIES VIETNAM CO., LTD	Acquisition
PT. Shinhan Indo Finance	Acquisition

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6.	Operating segments

(a) Segment information

The general descriptions by operating segments as of March 31, 2016 are as follows:

Segment	Description

Banking	Banking and related business

Credit card	Credit card business

Securities	Securities trading, underwriting and brokerage services

Life insurance	Life insurance and related business

Others	Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the three-month periods ended March 31, 2016 and 2015.

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	1,088,699	361,954	92,397	176,287	(6,464)	1,802	1,714,675
Net fees and commission income (loss)		208,495	55,660	53,874	4,505	48,329	2,050	372,913
Impairment losses on financial assets		(233,158)	(76,178)	260	(233)	(19,453)	593	(328,169)
General and administrative expenses		(680,268)	(184,282)	(106,372)	(59,518)	(50,998)	9,273	(1,072,165)
Other income (expense), net		45,366	29,554	(15,345)	(89,267)	6,871	(8,938)	(31,759)

Operating income		429,134	186,708	24,814	31,774	(21,715)	4,780	655,495
Equity method income (loss)		1,562	—	813	(480)	723	(54)	2,564
Income tax expense (benefit)		(128,697)	40,359	6,655	(24,986)	2,457	(356)	(104,568)

Profit (loss) for the period	~~W~~	580,752	148,884	21,770	58,699	(23,365)	1,004	787,744

Controlling interest	~~W~~	580,932	148,838	21,770	58,699	(23,365)	(15,511)	771,363
Non-controlling interests		(180)	46	—	—	—	16,515	16,381

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	1,036,099	329,821	113,085	163,873	(10,613)	1,434	1,633,699
Net fees and commission income (loss)		200,784	62,803	54,230	6,998	47,911	(3,436)	369,290
Impairment losses on financial assets		(311,801)	(78,384)	(398)	(5,010)	(17,281)	(1,393)	(414,267)
General and administrative expenses		(668,649)	(173,416)	(107,137)	(54,459)	(58,039)	18,610	(1,043,090)
Other income (expense), net		218,085	39,164	1,653	(65,412)	59,228	(45,378)	207,340

Operating income		474,518	179,988	61,433	45,990	21,206	(30,163)	752,972
Equity method income (loss)		3,413	—	(1,183)	(586)	1,534	(1,232)	1,946
Income tax expense (benefit)		112,283	32,115	14,589	11,186	7,208	(2,448)	174,933

Profit (loss) for the period	~~W~~	394,726	154,535	48,848	32,271	15,788	(32,418)	613,750

Controlling interest	~~W~~	394,622	154,535	48,848	32,271	14,126	(52,352)	592,050
Non-controlling interests		104	—	—	—	1,662	19,934	21,700

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(c)	The following tables provide information of net interest income of each operating segment for the three-month periods ended March 31, 2016 and 2015.

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	1,091,037	369,456	93,819	176,165	(15,802)	—	1,714,675
Internal transactions		(2,338)	(7,502)	(1,422)	122	9,338	1,802	—

	~~W~~	1,088,699	361,954	92,397	176,287	(6,464)	1,802	1,714,675

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	1,038,036	339,397	114,490	163,484	(21,708)	—	1,633,699
Internal transactions		(1,937)	(9,576)	(1,405)	389	11,095	1,434	—

	~~W~~	1,036,099	329,821	113,085	163,873	(10,613)	1,434	1,633,699

d)	The following tables provide information of net fees and commission income (expense) of each operating segment for the three-month periods ended March 31, 2016 and 2015.

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	176,706	103,357	56,044	6,686	30,120	—	372,913
Internal transactions		31,789	(47,697)	(2,170)	(2,181)	18,209	2,050	—

	~~W~~	208,495	55,660	53,874	4,505	48,329	2,050	372,913

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	166,950	108,868	56,069	9,081	28,322	—	369,290
Internal transactions		33,834	(46,065)	(1,839)	(2,083)	19,589	(3,436)	—

	~~W~~	200,784	62,803	54,230	6,998	47,911	(3,436)	369,290

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

7.	Cash and due from banks

(a)	Restricted due from banks as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Deposits denominated in won:
Reserve deposits	~~W~~	5,999,909	7,876,559
Others (*)		3,346,004	3,108,270

		9,345,913	10,984,829

Deposits denominated in foreign currency		972,016	1,854,514

	~~W~~	10,317,929	12,839,343

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

8.	Trading assets

Trading assets as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Debt securities:
Governments	~~W~~	4,385,829	3,259,925
Financial institutions		7,467,644	6,776,284
Corporations		4,027,710	4,128,561
Commercial papers		4,706,575	3,524,629
CMA(*)		1,384,290	1,572,270
Others		164,927	184,517

		22,136,975	19,446,186
Equity securities:
Stocks		956,373	890,901
Beneficiary certificates		6,476,867	2,102,134
Others		—	50,008

		7,433,240	3,043,043
Other
Gold deposits		76,788	149,220

	~~W~~	29,647,003	22,638,449

(*)	CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

9.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015	Reason
Debt securities	~~W~~	1,757,231	1,879,521	Evaluation and management on a fair value basis, accounting mismatch
Equity securities(*)		896,959	915,147	Evaluation and management on a fair value basis, accounting mismatch
Others		395,853	449,498	Combined instrument

	~~W~~	3,050,043	3,244,166

(*)	Restricted reserve for claims of customers’ deposits (trusts) as of March 31, 2016 and December 31, 2015 are ~~W~~766,039 million and ~~W~~784,596 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

10.	Derivatives

(a)	The notional amounts of derivatives as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	57,640,466	55,057,195
Currency swaps		21,187,638	19,642,832
Currency options		2,178,442	2,430,336

		81,006,546	77,080,363
Exchange traded:
Currency futures		439,637	440,791

		81,446,183	77,521,154

Interest rates related:
Over the counter:
Interest rate swaps		43,853,513	47,124,620
Interest rate options		975,201	1,231,201

		44,828,714	48,355,821
Exchange traded:
Interest rate futures		2,374,807	2,088,507
Interest rate swaps (*)		33,492,000	29,544,300

		35,866,807	31,632,807

		80,695,521	79,988,628

Credit related:
Over the counter:
Credit swaps		1,178,519	1,154,315
Equity related:
Over the counter:
Equity swaps and forwards		4,135,358	3,707,762
Equity options		1,973,060	2,158,983

		6,108,418	5,866,745
Exchange traded:
Equity futures		385,293	385,164
Equity options		5,126,852	6,811,381

		5,512,145	7,196,545

		11,620,563	13,063,290

Commodity related:
Over the counter:
Commodity swaps and forwards		1,114,070	1,146,599
Commodity options		48,238	27,533

		1,162,308	1,174,132
Exchange traded:
Commodity futures		93,134	55,781

		1,255,442	1,229,913

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2016		2015
Hedge:
Currency forwards		1,233,575	1,230,307
Currency swaps		2,718,800	2,464,599
Interest rate swaps		7,834,755	7,679,755

		11,787,130	11,374,661

	~~W~~	187,983,358	184,331,961

(b)	Fair values of derivative instruments as of March 31, 2016 and December 31, 2015 are as follows:

	2016			2015
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	1,050,313	822,143	806,785	607,632
Currency swaps		355,111	473,008	395,474	534,958
Currency options		11,117	10,658	18,030	10,652

		1,416,541	1,305,809	1,220,289	1,153,242
Exchange traded:
Currency futures		10	102	—	—

		1,416,551	1,305,911	1,220,289	1,153,242

Interest rates related:
Over the counter:
Interest rate swaps		482,491	473,661	474,447	471,488
Interest rate options		8,749	11,137	10,479	11,932

		491,240	484,798	484,926	483,420
Exchange traded:
Interest rate futures		244	440	192	27

		491,484	485,238	485,118	483,447

Credit related:
Over the counter:
Credit swaps		13,307	14,477	14,568	20,466
Equity related:
Over the counter:
Equity swap and forwards		59,293	616,982	17,806	518,812
Equity options		31,131	52,663	60,184	75,643

		90,424	669,645	77,990	594,455
Exchange traded:
Equity futures		3,468	60	18	905
Equity options		8,104	14,971	4,299	7,977

		11,572	15,031	4,317	8,882

	~~W~~	101,996	684,676	82,307	603,337

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2016			2015
	Assets		Liabilities	Assets	Liabilities
Commodity related:
Over the counter:
Commodity swaps and forwards	~~W~~	26,802	82,260	10,164	154,465
Commodity options		627	—	543	—

		27,429	82,260	10,707	154,465
Exchange traded:
Commodity futures		418	2,310	372	213

		27,847	84,570	11,079	154,678

Hedge:
Currency forwards		15,450	15,524	4,925	34,631
Currency swaps		100,803	41,836	123,706	23,094
Interest rate swaps		69,274	84,648	52,722	126,393

		185,527	142,008	181,353	184,118

	~~W~~	2,236,712	2,716,880	1,994,714	2,599,288

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	20,016	(1,844)
Currency swaps		32,141	(26,817)
Currency options		(3,111)	(2,692)

		49,046	(31,353)
Exchange traded:
Currency futures		(92)	(778)

		48,954	(32,131)

Interest rates related:
Over the counter:
Interest rate swaps		(3,242)	(28,117)
Interest rate options		(918)	(584)

		(4,160)	(28,701)
Exchange traded:
Interest rate futures		(228)	(4,943)

		(4,388)	(33,644)

Credit related:
Over the counter:
Credit swaps		775	429
Equity related:
Over the counter:
Equity swap and forwards		(167,388)	(9,954)
Equity options		(1,107)	10,962

		(168,495)	1,008
Exchange traded:
Equity futures		3,486	1,790
Equity options		(3,035)	250

		451	2,040

		(168,044)	3,048

Commodity related:
Over the counter:
Swaps and forwards		14,773	(37,074)
Equity options		(82)	(74)

		14,691	(37,148)
Exchange traded:
Equity options		(2,125)	(3,046)

		12,566	(40,194)

Hedge:
Currency forwards		17,492	(1,942)
Currency swaps		(49,043)	8,964
Interest rate swaps		58,848	(441)

		27,297	6,581

	~~W~~	(82,840)	(95,911)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

11.	Loans

(a)	Loans as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Household loans	~~W~~	97,481,564	96,017,634
Corporate loans		124,608,675	127,026,825
Public and other		2,205,156	2,194,277
Loans to banks		4,972,369	4,653,229
Card receivables		18,664,024	18,537,001

		247,931,788	248,428,966
Discount		(23,400)	(26,806)
Deferred loan origination costs and fees		358,325	357,617

		248,266,713	248,759,777
Allowance for credit losses		(2,412,435)	(2,318,416)

	~~W~~	245,854,278	246,441,361

(b)	Changes in the allowance for credit losses for the three-month period ended March 31, 2016 and the year ended December 31, 2015 were as follows:

	2016				2015
	Loan		Others (*2)	Total	Loan	Others (*2)	Total
Beginning balance	~~W~~	2,318,416	79,839	2,398,255	2,500,865	118,353	2,619,218
Provision for (reversal of) allowance		286,927	5,742	292,669	1,021,711	—	1,021,711
Write-offs		(242,753)	(3,545)	(246,298)	(1,313,492)	(18,850)	(1,332,342)
Effect of discounting (*1)		(6,404)	—	(6,404)	(28,270)	—	(28,270)
Disposal		(10,773)	—	(10,773)	(98,500)	—	(98,500)
Recoveries		72,678	754	73,432	286,809	4,013	290,822
Others (*3)		(5,656)	674	(4,982)	(50,707)	(23,677)	(74,384)

Ending balance	~~W~~	2,412,435	83,464	2,495,899	2,318,416	79,839	2,398,255

(*1)	Interest income from impaired financial assets
(*2)	Included allowance for due from banks and other assets
(*3)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

12.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Available-for-sale financial assets:
Debt securities (*1):
Government bonds	~~W~~	5,011,552	4,281,803
Financial institution bonds		14,767,320	15,594,417
Corporate bonds and others		9,588,033	9,161,420

		29,366,905	29,037,640
Equity securities (*2):
Stocks		2,152,156	2,113,724
Equity investments		612,138	623,465
Beneficiary certificates		1,997,438	2,118,743
Others		70,717	72,499

		4,832,449	4,928,431

		34,199,354	33,966,071

Held-to-maturity financial assets:
Debt securities:
Government bonds		9,766,735	9,528,795
Financial institutions bonds		1,243,029	1,263,688
Corporate bonds		5,430,172	5,399,577

		16,439,936	16,192,060

	~~W~~	50,639,290	50,158,131

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ~~W~~143,734 million and ~~W~~123,670 million as of March 31, 2016 and December 31, 2015, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Gain on sale of available-for-sale financial assets	~~W~~	76,550	231,228
Loss on sale of available-for-sale financial assets		(24,574)	(8,602)

	~~W~~	51,976	222,626

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates

(a)	Investments in associates as of March 31, 2016 and December 31, 2015 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2016	2015
BNP Paribas Cardif Life Insurance (*1),(*3)	Korea	December 31	14.99	14.99
Aju Capital Co., Ltd. (*1),(*2)	Korea	”	12.85	12.85
UAMCO., Ltd. (*2)	Korea	March 31	17.50	17.50
Pohang TechnoPark 2PFV (*2)	Korea	”	14.90	14.90
Daewontos Co., Ltd. (*1),(*6)	Korea	December 31	36.33	36.33
Inhee Co., Ltd. (*1),(*6)	Korea	”	15.36	15.36
DAEGY Electrical Construction., LTD. (*1),(*6)	Korea	”	27.45	27.45
Kukdong Engineering & Construction Co., LTD (*1)(*2)(*6)	Korea	”	14.30	14.30
YEONWOONG SYSTEM (*1)(*6)	Korea	”	21.77	21.77
DOODOO LOGITECH (*1)(*6)	Korea	”	27.96	27.96
Neoplux Technology Valuation Investment Fund (*1)	Korea	”	33.33	33.33
EQP Global Energy Infrastructure Private Equity Fund (*1)	Korea	”	22.64	22.64
JAEYOUNG SOLUTEC CO.,LTD. (*1),(*7)	Korea	”	11.90	11.90
Partners 4th Growth Investment Fund (*1)	Korea	”	25.00	25.00
PSA 1st Fintech Private Equity Fund (*1)	Korea	”	25.00	20.00
SHC-IMM New Growth Fund (*5)	Korea	March 31	64.52	64.52
QCP New Technology Fund 20th	Korea	”	47.17	47.17
STI-New Growth Engines Investment Partnership	Korea	”	50.00	50.00
Shinhan K2 Secondary Fund (*4)	Korea	”	10.75	10.75
TS2013-6 M&A Investment Fund	Korea	”	25.00	25.00
Dream HIgh Fund III (*5)	Korea	”	54.55	54.55
SHC-EN Fund	Korea	”	43.48	43.48
SP New Technology Business Investment Fund I	Korea	”	23.26	23.26
Midas Dong-A Snowball Venture Fund 2	Korea	”	25.00	—
Albatross Growth Fund	Korea	”	36.36	36.36
Asia Pacific No.39 Ship Investment Co.,Ltd.	Korea	”	50.00	50.00
MIDAS DONG-A SNOWBALL (*5)	Korea	”	53.33	53.33
IBKS-SHC fund (*4)	Korea	”	5.00	5.00
SH RENTAL SERVICE	Korea	”	20.00	20.00
SM New Technology Business Investment Fund I	Korea	”	36.36	36.36
SHC-Aju 4th	Korea	”	21.98	21.98
KCLAVIS Meister Fund No.4	Korea	”	20.00	—
KCLAVIS Meister Fund No.5	Korea	”	23.26	—
KCLAVIS Meister Fund No.2	Korea	”	38.99	—
OCEAN SUCCESS SHIPPING LIMITED	Hong Kong	”	24.00	24.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates

Investees	Country	Reporting date	Ownership (%)
			2016	2015
APC Fund	Cayman Islands	”	25.18	25.18
BNH-CJ Bio Healthcare Fund	Korea	”	26.67	26.67
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Korea	”	50.00	50.00
Shinhan Praxis K-Growth Global Private Equity Fund (*4)	Korea	”	18.87	18.87
BNP Paribas Cardif General Insurance (*1)(*2)	Korea	December 31	10.00	10.00
SHBNPP Private Korea Equity Long-Short Professional Feeder (*8)	Korea	March 31	16.01	29.24
Shinhan-Stonebridge Petro PEF (*4)	Korea	”	1.82	1.82
SG No.9 Corporate Recovery Private Equity Fund	Korea	”	26.50	—
Plutus-SG Private Equity Fund	Korea	”	26.67	—
Credian Healthcare Private Equity Fund II	Korea	”	20.74	—
KTB Newlake Global Healthcare PEF (*1)	Korea	December 31	30.00	—
JAEYANG INDUSTRY (*1),(*6)	Korea	”	25.90	—

(*1)	Financial statements as of December 31, 2015 were used for the equity method since the Group could not have the financial statements as of March 31, 2016. Significant trades and events occurred within the period were properly reflected.
(*2)	The Group applies the equity method accounting as the Group has a significant influence on the financial and operating policies of the investee through electing investees’ board members and presenting in decision making bodies of the investee.
(*3)	The Group can have a significant influence on the investees through important business transactions.
(*4)	As a managing partner, the Group can have a significant influence over the investees.
(*5)	As a limited partner, the Group does not have ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*6)	The shares of the investees were acquired by debt-equity swap. The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.
(*7)	Although the ownership interests in JAEYOUNG SOLUTEC CO., LTD. were less than 15%, the Group used the equity method as the Group has significant influence on the entity’s financial and operating policy decisions.
(*8)	Although the ownership interests in SHBNPP Private Korea Equity Long-Short Professional Feeder were less than 20%, the Group has significant influence on the entity as the investment manager.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(b)	Changes in investments in associates for the three-month period ended March 31, 2016 and December 31, 2015 were as follows:

	2016
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehen- sive income	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	57,280	—	(1,732)	743	56,291
Aju Capital Co., Ltd. (*1)		34,444	(2,588)	862	66	32,784
UAMCO., Ltd.		125,822	(26,961)	2,882	(3)	101,740
Pohang TechnoPark 2PFV		1,976	—	(2)	—	1,974
Daewontos Co., Ltd. (*3)		—	—	—	—	—
Inhee Co., Ltd.		254	—	(70)	—	184
DAEGY Electrical Construction., LTD.		149	—	(5)	—	144
Kukdong Engineering& Construction Co., LTD		—	—	—	—	—
YEONWOONG SYSTEM		106	—	2	—	108
DOODOO LOGITECH		384	—	(116)	—	268
Neoplux Technology Valuation Investment Fund		1,993	—	(91)	—	1,902
EQP Global Energy Infrastructure Private Equity Fund		—	105	(105)	—	—
JAEYOUNG SOLUTEC CO.,LTD. (*2)		6,238	—	35	(90)	6,183
Partners 4th Growth Investment Fund		1,800	1,000	(94)	—	2,706
PSA 1st Fintech Private Equity Fund		2,000	500	—	—	2,500
SHC-IMM New Growth Fund		3,175	—	(162)	—	3,013
QCP New Technology Fund 20th		2	—	—	—	2
STI-New Growth Engines Investment Partnership		2,763	(350)	314	(1)	2,726
Shinhan K2 Secondary Fund		2,576	(680)	(22)	(438)	1,436
TS2013-6 M&A Investment Fund		2,116	—	11	—	2,127
Dream HIgh Fund III		1,556	—	207	1,553	3,316
SHC-EN Fund		4,312	(1,453)	375	—	3,234
SP New Technology Business Investment Fund I		1,974	—	(5)	—	1,969
Midas Dong-A Snowball Venture Fund 2		—	625	—	—	625
Albatross Growth Fund		3,341	—	351	(571)	3,121
Asia Pacific No.39 Ship Investment Co.,Ltd.		5,085	(211)	88	586	5,548
MIDAS DONG-A SNOWBALL		1,202	—	(10)	—	1,192
IBKS-SHC fund		148	—	(1)	—	147
SH RENTAL SERVICE		61	—	2	—	63
SM New Technology Business Investment Fund I		1,931	—	(31)	—	1,900
SHC-Aju 4th		2,000	—	(4)	—	1,996

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Ending balance
KCLAVIS Meister Fund No.4		—	500	—	—	500
KCLAVIS Meister Fund No.5		—	500	—	—	500
KCLAVIS Meister Fund No.2		—	2,000	—	—	2,000
OCEAN SUCCESS SHIPPING LIMITED		1,228	—	—	—	1,228
APC Fund		33,715	—	(3,691)	(3,458)	26,566
BNH-CJ Bio Healthcare Fund		9,095	—	3,797	—	12,892
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		28,010	(317)	472	—	28,165
Shinhan Praxis K-Growth Global Private Equity Fund		8,614	2,415	(42)	346	11,333
BNP Paribas Cardif General Insurance		1,739	1,800	(480)	(4)	3,055
SHBNPP Private Korea Equity Long-Short Professional Feeder		28,076	(10,821)	(97)	—	17,158
Shinhan-Stonebridge Petro PEF		17,841	(2)	(15)	—	17,824
SG No.9 Corporate Recovery Private Equity Fund		—	4,000	(8)	—	3,992
Plutus-SG Private Equity Fund		—	4,404	(12)	—	4,392
Credian Healthcare Private Equity Fund II		—	2,525	(39)	—	2,486
KTB Newlake Global Healthcare PEF		—	243	—	—	243
JAEYANG INDUSTRY		—	—	—	—	—

	~~W~~	393,006	(22,766)	2,564	(1,271)	371,533

(*1)	The market values of investments are ~~W~~46,810 million as of March 31, 2016 based on the quoted market price.
(*2)	The market values of investments are ~~W~~6,977 million as of March 31, 2016 based on the quoted market price.
(*3)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2015
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Transfer out	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	56,776	—	(3,253)	3,757	—	57,280
Aju Capital Co., Ltd. (*1)		30,426	(1,849)	6,280	(413)	—	34,444
UAMCO., Ltd.		114,238	—	11,632	(48)	—	125,822
Pohang TechnoPark 2PFV		1,977	—	(1)	—	—	1,976
Daewontos Co., Ltd. (*3)		—	—	—	—	—	—
Inhee Co., Ltd.		531	—	(277)	—	—	254
DAEGY Electrical Construction.,LTD.		44	—	105	—	—	149
Kukdong Engineering & Construction CO.,LTD.		7,158	—	(1,556)	3,422	(9,024)	—
YEONWOONG SYSTEM		—	—	106	—	—	106
DOODOO LOGITECH		—	—	384	—	—	384
Neoplux Technology Valuation Investment Fund		—	2,000	(7)	—	—	1,993
EQP Global Energy Infrastructure Private Equity Fund		—	174	(174)	—	—	—
JAEYOUNG SOLUTEC CO.,LTD. (*2)		—	6,238	—	—	—	6,238
Partners 4th Growth Investment Fund		—	1,800	—	—	—	1,800
PSA 1st Fintech Private Equity Fund		—	2,000	—	—	—	2,000
BANK METRO EXPRESS		—	(207)	207	—	—	—
SHC-IMM New Growth Fund		8,948	(7,328)	1,555	—	—	3,175
QCP New Technology Fund 20th		270	(121)	(147)	—	—	2
Miraeasset 3rd Investment Fund		4,022	(4,468)	1,154	(708)	—	—
STI New Growth Engine Investment Fund		2,458	—	(28)	333	—	2,763
Shinhan K2 Secondary Fund		3,006	(1,954)	1,147	377	—	2,576
TS2013-6 M&A Investment Fund		1,581	(174)	(213)	922	—	2,116
KDB Daewoo Ruby PEF		7,704	(8,177)	473	—	—	—
Dream High Fund III		2,963	(2,283)	995	(119)	—	1,556
Haejin Shipping Co., Ltd.		1,035	—	107	86	—	1,228
SHC-EN Fund		3,992	—	320	—	—	4,312
SP New Technology Business Investment Fund I		1,999	—	(25)	—	—	1,974
Albatross Growth Fund		1,200	—	(14)	2,155	—	3,341
Asia Pacific No.39 Ship Investment Co., Ltd.		—	5,355	332	(602)	—	5,085
Midas Dong-A Snowball Venture Fund		—	1,200	2	—	—	1,202
IBKS-Shinhan Creative Economy New Technology Fund		—	150	(2)	—	—	148
SH Rental Service		—	100	(39)	—	—	61
SM New Technology Business Investment Fund I		—	1,962	(31)	—	—	1,931
AJU-SHC WIN-WIN COMPANY FUND 4		—	2,000	—	—	—	2,000

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2015
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Transfer out	Ending balance
APC Fund		35,139	(571)	(6,199)	5,346	—	33,715
BNH-CJ Bio Healthcare Fund		5,072	(826)	4,849	—	—	9,095
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		28,000	(1,895)	1,905	—	—	28,010
Arkone Asia Access Offshore Feeder Fund Limited		5,013	(5,566)	919	(366)	—	—
Shinhan Praxis K-Growth Global Private Equity Fund		—	8,780	(166)	—	—	8,614
BNP Paribas Cardif General Insurance		1,295	728	(277)	(7)	—	1,739
SHBNPP Private Korea Equity Long-Short Professional Feeder		—	27,984	92	—	—	28,076
Shinhan-Stonebridge Petro PEF		17,029	(4)	816	—	—	17,841

	~~W~~	341,876	25,048	20,971	14,135	(9,024)	393,006

(*1)	The market values of investments are ~~W~~47,550 million as of December 31, 2015 based on the quoted market price.
(*2)	The market values of investments are ~~W~~10,409 million as of December 31, 2015 based on the quoted market price.
(*3)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(c)	Condensed balance sheet information of associates as of March 31, 2016 and December 31, 2015 are as follows:

	2016			2015
Investees	Asset		Liability	Asset	Liability
BNP Paribas Cardif Life Insurance	~~W~~	4,176,471	3,799,510	4,128,588	3,745,119
Aju Capital Co., Ltd.		7,043,895	6,310,003	6,906,603	6,155,236
UAMCO., Ltd.		3,839,911	3,246,368	4,068,354	3,331,647
Pohang TechnoPark 2PFV		14,665	1,413	14,664	1,401
Daewontos Co., Ltd.		825	2,907	1,952	3,420
Inhee Co., Ltd.		10,698	9,497	11,237	9,582
DAEGY Electrical Construction., LTD.		660	137	1,051	508
Kukdong Engineering & Construction Co., LTD		232,892	231,151	278,497	233,376
YEONWOONG SYSTEM		1,060	564	1,040	554
DOODOO LOGITECH		1,063	102	1,418	44
Neoplux Technology Valuation Investment Fund		5,707	—	6,000	22
EQP Global Energy Infrastructure Private Equity Fund		468	465	2	467
JAEYOUNG SOLUTEC CO.,LTD.		155,497	120,661	161,439	126,297
Partners 4th Growth Investment Fund		11,204	380	7,200	—
PSA 1st Fintech Private Equity Fund		10,000	—	10,000	—
SHC-IMM New Growth Fund		4,856	187	5,156	235
QCP New Technology Fund 20th		5	—	5	—
STI-New Growth Engines Investment Partnership		5,453	—	5,646	120
Shinhan K2 Secondary Fund		13,368	—	24,332	366
TS2013-6 M&A Investment Fund		8,660	152	8,542	76
Dream HIgh Fund III		6,081	—	2,854	—
SHC-EN Fund		7,439	2	9,918	2
SP New Technology Business Investment Fund I		8,461	—	8,505	21
Midas Dong-A Snowball Venture Fund 2		2,500	—	—	—
Albatross Growth Fund		8,598	15	9,202	15
Asia Pacific No.39 Ship Investment Co.,Ltd.		11,151	55	10,225	54
MIDAS DONG-A SNOWBALL		2,237	1	2,255	—
IBKS-SHC fund		2,964	15	2,963	—
SH RENTAL SERVICE		1,547	1,235	1,280	977
SM New Technology Business Investment Fund I		5,228	—	5,314	2
SHC-Aju 4th		9,099	18	9,102	—
KCLAVIS Meister Fund No.4		2,500	—	—	—
KCLAVIS Meister Fund No.5		2,150	—	—	—
KCLAVIS Meister Fund No.2		5,130	—	—	—
OCEAN SUCCESS SHIPPING LIMITED		5,106	(6)	5,106	(6)
APC Fund		105,620	127	134,025	138
BNH-CJ Bio Healthcare Fund		48,340	—	34,104	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		56,340	8	56,022	1
Shinhan Praxis K-Growth Global Private Equity Fund		60,407	344	46,000	347
BNP Paribas Cardif General Insurance		27,781	15,229	31,213	13,817
SHBNPP Private Korea Equity Long-Short Professional Feeder		121,758	14,672	98,123	3,384
Shinhan-Stonebridge Petro PEF		978,939	812	979,838	807

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016			2015
Investees	Asset		Liability	Asset	Liability
SG No.9 Corporate Recovery Private Equity Fund		15,106	37	—	—
Plutus-SG Private Equity Fund		16,479	7	—	—
Credian Healthcare Private Equity Fund II		12,013	27	—	—
KTB Newlake Global Healthcare PEF		810	566	—	—
JAEYANG INDUSTRY		2,412	4,914	—	—

	~~W~~	17,063,554	13,761,575	17,087,775	13,628,029

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

Condensed income statement information for the three-month period ended March 31, 2016 and the year ended December 31, 2015 were as follows:

	2016
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	59,628	(11,462)	4,955	(6,507)
Aju Capital Co., Ltd.		154,083	6,708	514	7,222
UAMCO., Ltd.		123,699	16,466	(17)	16,449
Pohang TechnoPark 2PFV		—	(12)	—	(12)
Daewontos Co., Ltd.		507	(614)	—	(614)
Inhee Co., Ltd.		839	(454)	—	(454)
DAEGY Electrical Construction., LTD.		—	(20)	—	(20)
Kukdong Engineering & Construction Co., LTD		88,877	(41,241)	(1,441)	(42,682)
YEONWOONG SYSTEM		11	10	—	10
DOODOO LOGITECH		213	(413)	—	(413)
Neoplux Technology Valuation Investment Fund		14	(272)	—	(272)
EQP Global Energy Infrastructure Private Equity Fund		—	(465)	—	(465)
JAEYOUNG SOLUTEC CO.,LTD.		39,944	298	(310)	(12)
Partners 4th Growth Investment Fund		5	(376)	—	(376)
PSA 1st Fintech Private Equity Fund		—	—	—	—
SHC-IMM New Growth Fund		—	(252)	—	(252)
QCP New Technology Fund 20th		—	—	—
STI-New Growth Engines Investment Partnership		—	627	—	627
Shinhan K2 Secondary Fund		3,977	(202)	(4,072)	(4,274)
TS2013-6 M&A Investment Fund		237	42	—	42
Dream HIgh Fund III		405	380	2,847	3,227
SHC-EN Fund		886	863	—	863
SP New Technology Business investment Fund I		—	(23)	—	(23)
Midas Dong-A Snowball Venture Fund 2		—	—	—	—
Albatross Growth Fund		4	966	(1,569)	(603)
Asia Pacific No.39 Ship Investment Co.,Ltd.		187	175	—	175
MIDAS DONG-A SNOWBALL		1	(19)	—	(19)
IBKS-SHC fund		1	(13)	—	(13)
SH RENTAL SERVICE		67	9	—	9
SM New Technology Business Investment Fund I		11	(85)	—	(85)
SHC-Aju 4th		—	(18)	—	(18)
KCLAVIS Meister Fund No.4		—	—	—	—
KCLAVIS Meister Fund No.5		—	—	—	—
KCLAVIS Meister Fund No.2		—	—	—	—
OCEAN SUCCESS SHIPPING LIMITED		13	445	—	445
APC Fund		—	(14,657)	(13,407)	(28,064)
BNH-CJ Bio Healthcare Fund		14,275	14,236	—	14,236
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		340	945	—	945
Shinhan Praxis K-Growth Global Private Equity Fund		216	(221)	1,831	1,610
BNP Paribas Cardif General Insurance		2,317	(4,805)	(39)	(4,844)
SHBNPP Private Korea Equity Long-Short Professional Feeder		8,581	(599)	—	(599)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Shinhan-Stonebridge Petro PEF		14	(808)	—	(808)
SG No.9 Corporate Recovery Private Equity Fund		—	34	—	34
Plutus-SG Private Equity Fund		5	(43)	—	(43)
Credian Healthcare Private Equity Fund II		32	(188)	—	(188)
KTB Newlake Global Healthcare PEF		—	—	—	—
JAEYANG INDUSTRY		—	—	—	—

	~~W~~	499,389	(35,058)	(10,708)	(45,766)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2015
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	481,472	(21,533)	25,039	3,506
Aju Capital Co., Ltd.		844,216	48,870	(3,191)	45,679
UAMCO., Ltd.		452,759	66,455	(276)	66,179
Pohang TechnoPark 2PFV		—	(4)	—	(4)
Daewontos Co., Ltd.		3,357	(263)	—	(263)
Inhee Co., Ltd.		3,921	(1,803)	—	(1,803)
DAEGY Electrical Construction Co.,Ltd.		65	385	—	385
Kukdong Engineering & Construction Co., LTD.		269,079	(10,881)	(3,072)	(13,953)
YEONWOONG SYSTEM		59	12	—	12
DOODOO LOGITECH		65	(42)	—	(42)
Neoplux Technology Valuation Investment Fund		—	(22)	—	(22)
EQP Global Energy Infrastructure Private Equity Fund		—	(767)	—	(767)
JAEYOUNG SOLUTEC CO.,LTD.		—	—	—	—
Partners 4th Growth Investment Fund		—	—	—	—
PSA 1st Fintech Private Equity Fund		—	—	—	—
SHC-IMM New Growth Fund		2,899	2,655	—	2,655
QCP New Technology Fund 20th		—	(312)	—	(312)
Miraeasset 3rd Investment Fund		5,753	2,376	(1,417)	959
STI New Growth Engine Investment Fund		—	(58)	667	609
Shinhan K2 Secondary Fund		11,376	10,658	3,510	14,168
TS2013-6 M&A Investment Fund		89	(234)	3,688	3,454
KDB Daewoo Ruby PEF		3,259	2,395	—	2,395
Dream High Fund III		1,945	1,825	(218)	1,607
Haejin Shipping Co., Ltd.		13	445	—	445
SHC-EN Fund		858	735	—	735
SP New Technology Business Investment Fund I		—	(110)	—	(110)
Albatross Growth Fund		25	(38)	5,925	5,887
Asia Pacific No.39 Ship Investment Co., Ltd.		1,264	663	—	663
Midas Dong-A Snowball Venture Fund		66	5	—	5
IBKS-Shinhan Creative Economy New Technology Fund		2	(37)	—	(37)
SH Rental Service		297	21	—	21
Shinhan-Stonebridge Petro PEF		19	(85)	—	(85)
Shinhan 2014-1 New Technology Business Investment Fund		—	(91)	(2,039)	(2,130)
AJU-SHC WIN-WIN COMPANY FUND 4		4	1	—	1
APC Fund		—	(24,604)	12,968	(11,636)
BNH-CJ Bio Healthcare Fund		18,531	18,313	—	18,313
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		3,885	3,800	—	3,800
Shinhan Praxis K-Growth Global Private Equity Fund		—	(880)	—	(880)
BNPParibas Cardif General Insurance		10,148	(10,481)	—	(10,481)
SHBNPP Private Korea Equity Long-Short Professional Feeder		24,657	2,967	—	2,967
Shinhan-Stonebridge Petro PEF		48,138	44,797	—	44,797

	~~W~~	2,188,221	135,133	41,584	176,717

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(d)	Reconciliation of the financial information to the carrying values of its interests in the associates as of March 31, 2016 and December 31, 2015 are as follows:

	2016
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
BNP Paribas Cardif Life Insurance	~~W~~	376,961	14.99	56,544	(253)	—	56,291
Aju Capital Co., Ltd. (*1)		687,228	12.85	88,309	—	(55,525)	32,784
UAMCO., Ltd. (*2)		581,371	17.50	101,740	—	—	101,740
Pohang TechnoPark 2PFV		13,252	14.90	1,974	—	—	1,974
Daewontos Co., Ltd. (*3)		(2,082)	36.33	(756)	—	756	—
Inhee Co., Ltd.		1,201	15.36	184	—	—	184
DAEGY Electrical Construction., LTD.		523	27.45	144	—	—	144
Kukdong Engineering & Construction Co., LTD (*4)		4,032	14.30	576	—	(576)	—
YEONWOONG SYSTEM		496	21.77	108	—	—	108
DOODOO LOGITECH		961	27.96	268	—	—	268
Neoplux Technology Valuation Investment Fund		5,707	33.33	1,902	—	—	1,902
EQP Global Energy Infrastructure Private Equity Fund		3	22.64	—	—	—	—
JAEYOUNG SOLUTEC CO.,LTD. (*5)		33,732	11.90	4,014	—	2,169	6,183
Partners 4th Growth Investment Fund		10,824	25.00	2,706	—	—	2,706
PSA 1st Fintech Private Equity Fund		10,000	25.00	2,500	—	—	2,500
SHC-IMM New Growth Fund		4,670	64.52	3,014	—	—	3,014
QCP New Technology Fund 20th		5	47.17	2	—	—	2
STI-New Growth Engines Investment Partnership		5,453	50.00	2,726	—	—	2,726
Shinhan K2 Secondary Fund		13,368	10.75	1,436	—	—	1,436
TS2013-6 M&A Investment Fund		8,508	25.00	2,127	—	—	2,127
Dream HIgh Fund III		6,081	54.55	3,316	—	—	3,316
SHC-EN Fund		7,438	43.48	3,234	—	—	3,234
SP New Technology Business Investment Fund I		8,461	23.26	1,969	—	—	1,969
Midas Dong-A Snowball Venture Fund2		2,500	25.00	625	—	—	625
Albatross Growth Fund		8,583	36.36	3,121	—	—	3,121
Asia Pacific No.39 Ship Investment Co.,Ltd.		11,096	50.00	5,548	—	—	5,548
MIDAS DONG-A SNOWBALL		2,235	53.33	1,192	—	—	1,192
IBKS-SHC fund		2,949	5.00	147	—	—	147
SH RENTAL SERVICE		312	20.00	63	—	—	63
SM New Technology Business Investment Fund I		5,228	36.36	1,900	—	—	1,900
SHC-Aju 4th		9,081	21.98	1,996	—	—	1,996
KCLAVIS Meister Fund No.4		2,500	20.00	500	—	—	500
KCLAVIS Meister Fund No.5		2,150	23.26	500	—	—	500
KCLAVIS Meister Fund No.2		5,130	38.99	2,000	—	—	2,000
OCEAN SUCCESS SHIPPING LIMITED		5,112	24.00	1,227	—	—	1,227
APC Fund		105,493	25.18	26,566	—	—	26,566
BNH-CJ Bio Healthcare Fund		48,340	26.67	12,892	—	—	12,892

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		56,332	50.00	28,165	—	—	28,165
Shinhan Praxis K-Growth Global Private Equity Fund		60,063	18.87	11,333	—	—	11,333
BNP Paribas Cardif General Insurance		12,553	10.00	1,255	—	1,800	3,055
SHBNPP Private Korea Equity Long-Short Professional Feeder		107,086	16.01	17,158	—	—	17,158
Shinhan-Stonebridge Petro PEF		978,127	1.82	17,824	—	—	17,824
SG No.9 Corporate Recovery Private Equity Fund		15,069	26.49	3,992	—	—	3,992
Plutus-SG Private Equity Fund		16,472	26.67	4,392	—	—	4,392
Credian Healthcare Private Equity Fund II		11,986	20.74	2,486	—	—	2,486
KTB Newlake Global Healthcare PEF (*6)		244	30.00	73	—	170	243
JAEYANG INDUSTRY		(2,502)	25.90	—	—	—	—

	~~W~~	3,244,332		422,992	(253)	(51,206)	371,533

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment.
(*2)	Net assets do not include non-controlling interests.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method losses for the three-month period ended March 31, 2016 and the cumulative unrecognized equity method losses as of March 31, 2016 are ~~W~~ 223 million and ~~W~~ 757 million, respectively.
(*4)	Net assets do not include non-controlling interests and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date and the cumulative impairment.
(*5)	Net assets do not include non-controlling interests and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.
(*6)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2015
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intragroup transactions	Other	Carrying value
BNP Paribas Cardif Life Insurance	~~W~~	383,468	14.99	57,520	(240)	—	57,280
Aju Capital Co., Ltd. (*1)		700,147	12.85	89,969	—	(55,525)	34,444
UAMCO., Ltd. (*2)		718,983	17.50	125,822	—	—	125,822
Pohang TechnoPark 2PFV		13,264	14.90	1,976	—	—	1,976
Daewontos Co., Ltd. (*3)		(1,469)	36.33	(534)	—	534	—
Inhee Co., Ltd.		1,655	15.36	254	—	—	254
DAEGY Electrical Construction Co.Ltd		544	27.45	149	—	—	149
Kukdong Engineering & Construction Co., LTD. (*4)		46,376	14.30	6,630	—	(6,630)	—
YEONWOONG SYSTEM		486	21.77	106	—	—	106
DOODOO LOGITECH		1,374	27.96	384	—	—	384
Neoplux Technology Valuation Investment Fund		5,978	33.33	1,993	—	—	1,993
EQP Global Energy Infrastructure Private Equity Fund (*5)		(464)	22.64	(105)	—	105	—
JAEYOUNG SOLUTEC CO.,LTD. (*6)		34,193	11.90	4,069	—	2,169	6,238
Partners 4th Growth Investment Fund		7,200	25.00	1,800	—	—	1,800
PSA 1st Fintech Private Equity Fund		10,000	20.00	2,000	—	—	2,000
SHC-IMM New Growth Fund		4,921	64.52	3,175	—	—	3,175
QCP New Technology Fund 20th		5	47.17	2	—	—	2
STI New Growth Engine Investment Fund		5,526	50.00	2,763	—	—	2,763
Shinhan K2 Secondary Fund		23,966	10.75	2,576	—	—	2,576
TS2013-6 M&A Investment Fund		8,466	25.00	2,116	—	—	2,116
Dream High Fund III		2,854	54.55	1,556	—	—	1,556
Haejin Shipping Co., Ltd.		5,112	24.00	1,228	—	—	1,228
SHC-EN Fund		9,916	43.48	4,312	—	—	4,312
SP New Technology Business Investment Fund I		8,484	23.26	1,974	—	—	1,974
Albatross Growth Fund		9,187	36.36	3,341	—	—	3,341
Asia Pacific No.39 Ship Investment Co., Ltd.		10,171	50.00	5,085	—	—	5,085
Midas Dong-A Snowball Venture Fund		2,255	53.33	1,202	—	—	1,202
IBKS-Shinhan Creative Economy New Technology Fund		2,963	5.00	148	—	—	148
SH Rental Service		303	20.00	61	—	—	61
SM New Technology Business Investment Fund I		5,312	36.36	1,931	—	—	1,931
AJU-SHC WIN-WIN COMPANY FUND 4		9,100	21.98	2,000	—	—	2,000
APC Fund		133,887	25.18	33,715	—	—	33,715
BNH-CJ Bio Healthcare Fund		34,104	26.67	9,095	—	—	9,095
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		56,021	50.00	28,010	—	—	28,010
Shinhan Praxis K-Growth Global Private Equity Fund		45,653	18.87	8,614	—	—	8,614
BNPParibas Cardif General Insurance		17,396	10.00	1,739	—	—	1,739
SHBNPP Private Korea Equity Long-Short Professional Feeder		94,739	29.24	28,076	—	—	28,076

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2015
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intragroup transactions	Other	Carrying value
Shinhan-Stonebridge Petro PEF		979,031	1.82	17,841	—	—	17,841

	~~W~~	3,391,107		452,593	(240)	(59,347)	393,006

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment loss and unequal dividends from investee.
(*2)	Net assets do not include non-controlling interests.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method losses for the year ended December 31, 2015 and the cumulative unrecognized equity method losses as of December 31, 2015 are ~~W~~96 million and ~~W~~534 million, respectively.
(*4)	Other adjustments represent an impairment loss, ~~W~~9,024 million and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date, ~~W~~2,394 million.
(*5)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method losses for the year ended December 31, 2015 and the cumulative unrecognized equity method losses as of December 31, 2015 are ~~W~~105 million and ~~W~~105 million, respectively.
(*6)	Net assets do not include non-controlling interests and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

14.	Trading liabilities

Trading liabilities as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Securities sold	~~W~~	1,522,091	1,681,785
Gold deposits		461,121	453,605

	~~W~~	1,983,212	2,135,390

15.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Deposits	~~W~~	11,806	13,509
Equity-linked securities sold		6,797,500	6,721,344
Derivatives-combined securities sold		2,017,201	2,094,947
Securities sold		147,425	86,532

	~~W~~	8,973,932	8,916,332

16.	Debt securities issued

Debt securities issued as of March 31, 2016 and December 31, 2015 are as follows:

	2016
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	30,712,330
Subordinated debt securities issued	2.72~5.10		3,740,444
Gain and loss on fair value hedges			(35,454)
Bond issuance cost			(45,961)

			34,371,359

Debt securities issued in foreign currencies:
Debt securities issued	0.13~4.50		6,362,954
Subordinated debt securities issued	3.88		576,750
Gain and loss on fair value hedges			56,738
Bond issuance cost			(25,117)

			6,971,325

		~~W~~	41,342,684

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

16.	Debt securities issued (continued)

	2015
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	31,019,830
Subordinated debt securities issued	2.72~5.10		3,940,808
Loss on fair value hedges			(52,579)
Bond issuance cost			(55,288)

			34,852,771

Debt securities issued in foreign currencies:
Debt securities issued	0.32~4.50		6,361,471
Gain on fair value hedges			25,983
Bond issuance cost			(18,941)

			6,368,513

		~~W~~	41,221,284

17.	Employee benefits

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Present value of defined benefit obligations	~~W~~	1,586,545	1,567,898
Fair value of plan assets		(1,394,964)	(1,341,768)

Recognized liabilities for defined benefit obligations	~~W~~	191,581	226,130

(b) Expenses recognized in profit or loss for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Current service costs	~~W~~	45,800	41,738
Net interest expense		1,837	3,115

	~~W~~	47,637	44,853

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

18.	Provisions

Provisions as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Asset retirement obligations	~~W~~	48,633	48,434
Expected loss related to litigation		13,500	25,945
Unused credit commitments		430,783	434,941
Bonus card point reward program		26,089	27,649
Financial guarantee contracts issued		91,626	81,374
Others		98,465	80,445

	~~W~~	709,096	698,788

(*)	Refer to the note 27. Commitments and contingencies.

19.	Liabilities under insurance contracts

(a)	Insurance liabilities as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Policy reserve	~~W~~	20,626,435	20,041,489
Policyholder’s equity adjustment		22,598	16,795

	~~W~~	20,649,033	20,058,284

(b)	Income or expenses on insurance contracts for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Insurance income
Premium income	~~W~~	1,131,306	1,108,094
Reinsurance income		972	625
Separate account income		5,123	6,192

		1,137,401	1,114,911
Insurance expenses
Claims paid		(488,461)	(500,117)
Reinsurance premium expenses		(1,574)	(1,181)
Provision for policy reserves		(584,946)	(571,215)
Separate account expenses		(5,124)	(6,186)
Discount charge		(128)	(106)
Acquisition costs		(142,268)	(145,555)
Collection expenses		(3,754)	(3,405)
Deferred acquisition costs		100,919	105,887
Amortization of deferred acquisition costs		(110,737)	(109,992)

		(1,236,073)	(1,231,870)

Net loss on insurance	~~W~~	(98,672)	(116,959)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

20.	Equity

(a)	Equity as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		736,898	736,898
Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,566	392,566

		9,887,335	9,887,335

Capital adjustments		(392,999)	(423,536)
Accumulated other comprehensive income, net of tax:
Valuation gain on available-for-sale financial assets		979,266	826,712
Equity in other comprehensive income of associates		17,786	18,569
Foreign currency translation adjustments for foreign operations		(164,357)	(163,737)
Net loss from cash flow hedges		(18,261)	(12,202)
Other comprehensive income of separate account		11,409	8,795
Actuarial losses		(373,444)	(373,366)

		452,399	304,771

Retained earnings		16,663,056	17,689,134
Non-controlling interest		965,313	969,981

	~~W~~	30,957,055	31,809,636

(b)	Hybrid bond

Hybrid bonds classified as other equity instrument as of March 31, 2016 and December 31, 2015 are as follows:

Issue date	Maturity date	Interest rate (%)	2016		2015
October 24, 2011	October 24, 2041	5.80	~~W~~	238,582	238,582
May 22, 2012	May 22, 2042	5.34		298,861	298,861
June 25, 2015	June 25, 2045	4.38		199,455	199,455

			~~W~~	736,898	736,898

The hybrid bonds above can be repaid early at value after 5 or 10 years from the date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

20.	Equity (continued)

(c)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the three-month period ended March 31, 2016 and the year ended December 31, 2015 are as follows:

	2016
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	826,712	18,569	(163,737)	(12,202)	8,795	(373,366)	304,771
Change due to fair value		251,102	(1,271)	—	—	3,449	—	253,280
Reclassification:
Change due to impairment or disposal		(40,030)	—	—	—	—	—	(40,030)
Effect of hedge accounting		—	—	—	43,853	—	—	43,853
Hedging		(3)	—	(9,219)	(51,846)	—	—	(61,068)
Effects from exchange rate fluctuations		(7,120)	—	468	—	—	—	(6,652)
Remeasurements of the defined benefit plans		—	—	—	—	—	(168)	(168)
Deferred income taxes		(51,046)	488	8,189	1,934	(835)	190	(41,080)
Non-controlling interests		(349)	—	(58)	—	—	(100)	(507)

Ending balance	~~W~~	979,266	17,786	(164,357)	(18,261)	11,409	(373,444)	452,399

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

20.	Equity (continued)

	2015
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	1,092,622	6,945	(158,107)	(15,134)	5,703	(294,135)	637,894
Change due to fair value		197,959	14,559	—	—	4,079	—	216,597
Reclassification:
Change due to impairment or disposal		(574,018)	(423)	—	—	—	—	(574,441)
Effect of hedge accounting		—	—	—	(126,428)	—	—	(126,428)
Hedging		(864)	—	(33,864)	130,296	—	—	95,568
Effects from exchange rate fluctuations		30,796	—	27,850	—	—	—	58,646
Remeasurements of the defined benefit plans		—	—	—	—	—	(107,598)	(107,598)
Deferred income taxes		80,137	(2,512)	(455)	(936)	(987)	25,785	101,032
Non-controlling interests		80	—	839	—	—	2,582	3,501

Ending balance	~~W~~	826,712	18,569	(163,737)	(12,202)	8,795	(373,366)	304,771

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

20.	Equity (continued)

(d)	Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i)	Changes in regulatory reserve for loan losses including non-controlling interests for the three-month period ended March 31, 2016 and the year ended December 31, 2015 are as follows:

	2016		2015
Beginning balance	~~W~~	2,192,635	2,235,402
Planned regulatory reversal of loan losses		70,118	(42,767)

Ending balance	~~W~~	2,262,753	2,192,635

ii)	Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	771,363	592,050
Provision for regulatory reserve for loan losses		(69,351)	75,795

Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	702,012	667,845

Basic and diluted earnings per share adjusted for regulatory reserve in won	~~W~~	1,428	1,360

(e)	Dividends declared and paid by the Group for the three-month period ended March 31, 2016 are as follows:

	2016
Common stock (~~W~~1,200 per share)	~~W~~	569,040
Preferred stock		61,938

	~~W~~	630,978

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

21.	Net interest income

Net interest income for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Interest income:
Cash and due from banks	~~W~~	52,934	62,424
Trading assets		106,938	142,401
Financial assets designated at fair value through profit or loss		13,365	12,884
Available-for-sale financial assets		156,655	177,030
Held-to-maturity financial assets		137,550	129,082
Loans		2,273,675	2,296,871
Others		27,330	32,105

		2,768,447	2,852,797
Interest expense:
Deposits		(675,856)	(806,503)
Borrowings		(72,679)	(88,148)
Debt securities issued		(280,993)	(301,910)
Others		(24,244)	(22,537)

		(1,053,772)	(1,219,098)

Net interest income	~~W~~	1,714,675	1,633,699

22.	Net fees and commission income

Net fees and commission income for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Fees and commission income:
Credit placement fees	~~W~~	15,608	16,716
Commission received as electronic charge receipt		33,436	33,858
Brokerage fees		81,352	92,181
Commission received as agency		33,175	43,520
Investment banking fees		12,188	8,480
Commission received in foreign exchange activities		45,466	37,165
Asset management fees		23,466	18,338
Credit card fees		561,500	564,615
Others		102,729	104,450

		908,920	919,323
Fees and commission expense:
Credit-related fee		(6,729)	(10,406)
Credit card fees		(453,040)	(448,908)
Others		(76,238)	(90,719)

		(536,007)	(550,033)

Net fees and commission income	~~W~~	372,913	369,290

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

23.	Net impairment loss on financial assets

Net impairment loss on financial assets for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Impairment losses on:
Loans	~~W~~	(286,927)	(352,482)
Other financial assets		(35,500)	—
Available-for-sale financial assets		(5,742)	(62,444)

		(328,169)	(414,926)
Reversal of impairment losses on:
Other financial assets		—	446
Available-for-sale financial assets		—	213

		—	659

	~~W~~	(328,169)	(414,267)

24.	General and administrative expenses

General and administrative expenses for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Employee benefits:
Salaries	~~W~~	624,915	621,953
Severance benefits:		52,302	46,973
Defined contribution		5,762	5,044
Defined benefit		46,540	41,929
Termination benefits		2,339	734

		679,556	669,660
Rent		80,535	82,481
Entertainment		7,310	7,260
Depreciation		46,009	49,165
Amortization		19,170	18,191
Taxes and dues		44,565	44,126
Advertising		59,107	40,593
Research		3,596	3,233
Others		132,317	128,381

	~~W~~	1,072,165	1,043,090

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

25.	Income tax expense

Income tax expense for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Current income tax expense	~~W~~	86,764	139,421
Origination and reversal of temporary differences (*)		(151,087)	58,298
Income tax recognized in other comprehensive income		(40,245)	(22,786)

Income tax expenses (profit)	~~W~~	(104,568)	174,933

Effective tax rate	%	—	22.18

(*)	The Group had not previously recognized the deferred tax asset relating to the expired unused tax losses as the utilization of the expired unused tax losses had been assessed remote. However, based on the new tax interpretation issued by Korea National Tax Service which allows utilization of expired unused tax losses against extinguishment of deposit and insurance liabilities and the recent tax refund, the Group recognized the deferred tax asset amounting to ~~W~~213,344 million after factoring in future taxable profits and the expected future extinguishment of deposit and insurance liabilities.

26.	Earnings per share

Basic and diluted earnings per share for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	771,363	592,050
Less:
Dividends on preferred stock		15,273	15,273
Dividends on hybrid bond		9,657	7,434

		24,930	22,707

Net profit available for common stock	~~W~~	746,433	569,343

Weighted average number of common shares outstanding		474,199,587	474,199,587
Basic and diluted earnings per share in won	~~W~~	1,574	1,201

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

27.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Guarantees
Guarantees outstanding	~~W~~	9,522,953	10,110,330
Contingent guarantees		2,766,043	3,036,301

		12,288,996	13,146,631

Commitments to extend credit
Loan commitments in won		51,707,334	53,677,696
Loan commitments in foreign currency		21,854,538	21,765,110
ABS and ABCP commitments		2,652,760	2,668,370
Others		1,286,367	1,314,743

		77,500,999	79,425,919

Endorsed bills
Secured endorsed bills		55,887	29,549
Unsecured endorsed bills		8,936,488	7,542,862

		8,992,375	7,572,411

Loans sold with recourse		2,099	2,099

	~~W~~	98,784,469	100,147,060

(b)	Legal contingencies

As of March 31, 2016, the Group was involved in 224 pending lawsuits as a defendant (total claim amount: ~~W~~326,372 million) and recorded a provision of ~~W~~25,035 million and a reserve (liabilities under insurance contracts) of ~~W~~1,838 million, respectively, with respect to these lawsuits. As of December 31, 2015, the recorded provision and the reserve with respect to the lawsuits were, ~~W~~25,945 million and ~~W~~1,656 million, respectively. Additional losses might be incurred from these legal actions, but the result of such the lawsuits cannot be predicted. The management believes that the result of the lawsuits would not have significant impact on the financial position.

28.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Cash and due from banks	~~W~~	20,819,656	22,037,236
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(4,730,860)	(4,590,643)
Restricted due from banks		(10,317,929)	(12,839,342)

	~~W~~	5,770,867	4,607,251

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

29.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of March 31, 2016 and December 31, 2015 are as follows:

Related party	Account	2016		2015
Investments in associates:
Aju Capital Co., Ltd.	Trading assets	~~W~~	100,000	99,953
”	Loans		160,000	160,000
”	Credit card loans		691	2,165
”	Allowances		(470)	(479)
”	Deposits		1,010	1,061
”	Provisions		55	55
UAMCO., Ltd.	Loans		—	23,100
”	Credit card loans		73	42
”	Allowances		(1)	(32)
”	Deposits		512	410
”	Provisions		11	46
Pohang TechnoPark2PFV	Deposits		14,662	14,662
BNP Paribas Cardif Life Insurance	Other assets		136	118
”	Credit card loans		119	108
”	Allowances		(1)	(1)
”	Other liabilities		120	153
”	Deposits		689	644
”	Provisions		1	1
BNP Paribas Cardif General Insurance	Credit card loans		28	28
”	Allowances		(1)	(1)
”	Deposits		25	12
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Other liabilities		50	55
Kukdong Engineering & Construction CO.,LTD	Credit card loans		11	11
”	Allowances		(1)	(1)
”	Deposits		3,635	5,388
”	Provisions		774	15
Dream High Fund III	Deposits		70	4
SH Rental Service	Loans		447	—
”	Allowances		(6)	—
”	Deposits		231	219
SM New Technology Business Investment Fund I	Other assets		—	55
Midas Dong-A Snowball Venture Fund	Deposits		285	303
IBKS-Shinhan Creative Economy New Technology Fund	Other assets		12	—
”	Deposits		1,464	1,463
SP New Technology Business Investment Fund I	Other assets		—	19
”	Deposits		239	283
EQP Global Energy Infrastructure Private Equity Fund	Deposits		1	3
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		174	174
JAEYOUNG SOLUTEC CO.,LTD.	Loans		15,276	15,276
”	Credit card loans		44	40

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

29.	Related parties (continued)

Related party	Account	2016		2015
Investments in associates:
JAEYOUNG SOLUTEC CO.,LTD.	Allowances		(160)	(160)
”	Deposits		12,356	15,261
”	Provisions		15	15
Partners 4th Growth Investment Fund	Deposits		312	2,704
SHBNPP Private Korea Equity Long-Short Professional Feeder	Other assets		187	163
”	Deposits		39	—
”	Deposits		32	—
”	Deposits		1,000	—
”	Deposits		1,400	—
Key management personnel and their immediate relatives:	Loans		1,706	3,415

	Assets	~~W~~	278,264	303,993
	Liabilities		38,988	42,757

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

29.	Related parties (continued)

(b)	Significant transactions with the related parties for the three-month periods ended March 31, 2016 and 2015 were as follows:

Related party	Account	2016		2015
Investments in associates
Aju Capital Co., Ltd	Interest income	~~W~~	1,886	2,006
”	Fees and commission income		73	70
”	Other operating revenue		—	3
”	Reversal of credit losses		9	6
”	Fees and commission expense		(123)	(228)
UAMCO., Ltd	Interest income		121	—
”	Fees and commission income		3	2
”	Other operating revenue		35	28
	Reversal of credit losses		32	1
Pohang TechnoPark2PFV	Interest expense		(4)	(4)
BNP Paribas Cardif General Insurance	Fees and commission income		520	537
”	Provision for credit losses		(1)	(1)
”	General and administrative expenses		(2)	(1)
BNP Paribas Cardif General Insurance	Fees and commission income		1	3
”	Provision for credit losses		(1)	(1)
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Fees and commission income		5	—
Kukdong Engineering & Construction CO.,LTD	Fees and commission income		4	4
”	Reversal of credit losses		—	1
”	Interest expense		(3)	(5)
”	Fees and commission expense		(1)	(1)
”	Other operating expense		(759)	—
”	Provision for credit losses		(1)	—
Dream High Fund III	Interest expense		—	(1)
SH Rental Service	Interest income		3	—
”	Interest expense		(1)	—
”	Provision for credit losses		(6)	—
Midas Dong-A Snowball Venture Fund	Fees and commission income		10	—
”	Interest expense		(1)	—
IBKS-Shinhan Creative Economy New Technology Fund	Fees and commission income		12	2
SP New Technology Business Investment Fund I	Fees and commission income		18	18
Shinhan K2 Secondary Fund	Fees and commission income		170	116
SHCEN New Technology Business Investment Fund I	Fees and commission income		10	—
JAEYOUNG SOLUTEC CO.,LTD	Interest income		168	—
”	Interest expense		(33)	—
”	Provision for credit losses		(1)	—
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		174	—
Partners 4th Growth Investment Fund	Interest expense		(1)	—
SHBNPP Private Korea Equity Long-Short Professional Feeder	Fees and commission income		222	—
Asia Pacific Capital Fund 2nd	Fees and commission income		—	41
Key management personnel and their immediate relatives
Interest income			19	29

		~~W~~	2,557	2,625

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

29.	Related parties (continued)

(c)	Key management personnel compensation

Key management personnel compensation for the three-month periods ended March 31, 2016 and 2015 were as follows:

	2016		2015
Short-term employee benefits	~~W~~	8,469	8,306
Severance benefits		113	101
Share-based payment transactions		2,032	1,343

	~~W~~	10,614	9,750

(d)	The guarantees provided between the related parties as of March 31, 2016 and December 31, 2015 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2016		2015	Account
Shinhan Bank	Aju Capital Co., Ltd.	~~W~~	50,000	50,000	Unused credit line
	BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit line
	UAMCO., Ltd.		22,200	89,100	Unused credit line
	”		89,950	89,950	Security underwriting commitment
	Kukdong Engineering & Construction Co., LTD.		1,549	1,574	Performance guarantees
	Neoplux Technology Valuation Investment Fund		18,000	18,000	Security underwriting commitment
	JAEYOUNG SOLUTEC CO.,LTD.		600	600	Unused credit
	”		461	469	Import letter of credit

		~~W~~	192,760	259,693

(e)	Details of collaterals provided by the related parties as of March 31, 2016 and December 31, 2015 were as follows:

Provided to	Related party	Pledged assets	2016		2015
Shinhan Bank	Aju Capital Co., Ltd.	Beneficiary certificate	~~W~~	160,000	160,000
	BNP Paribas Cardif Life Insurance	Government bonds		13,994	13,676
	JAEYOUNG SOLUTEC CO.,LTD.	Properties		20,814	20,814
	”	Guarantee insurance policy		7,214	7,214

			~~W~~	202,022	201,704

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

30.	Interests in unconsolidated structured entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates and other structured entities and characteristics of these structured entities are as follows:

Description
Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of March 31, 2016 and December 31, 2015 are as follows:

	2016		2015
Total assets:
Asset-backed securitization	~~W~~	86,207,838	83,587,652
Structured financing		54,834,045	55,864,638
Investment fund		34,916,621	34,418,872

	~~W~~	175,958,504	173,871,162

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

30.	Interests in unconsolidated structured entities (continued)

(b)	Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of March 31, 2016 and December 31, 2015 are as follows:

	2016
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	683,440	5,541,755	51,403	6,276,598
Trading assets		1,521,408	64,418	458	1,586,284
Derivative assets		23,772	—	—	23,772
Available-for-sale financial assets		2,665,603	484,891	2,214,091	5,364,585
Held-to-maturity financial assets		2,439,860	—	—	2,439,860
Other assets		697	170	14	881

		7,334,780	6,091,234	2,265,966	15,691,980

Liabilities:
Other		181	21	158	360

	~~W~~	181	21	158	360

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	302,074	5,683,497	38,013	6,023,584
Trading assets		1,793,038	44,733	—	1,837,771
Derivative assets		16,722	—	—	16,722
Available-for-sale financial assets		2,541,137	442,646	2,356,212	5,339,995
Held-to-maturity financial assets		2,496,659	—	—	2,496,659
Other assets		560	2,984	207	3,751

		7,150,190	6,173,860	2,394,432	15,718,482

Liabilities:
Derivative liabilities		8	—	—	8
Other		134	214	322	670

	~~W~~	142	214	322	670

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2016

(Unaudited)

(In millions of won)

30.	Interests in unconsolidated structured entities (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of March 31, 2016 and December 31, 2015 are as follows:

	2016
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	7,334,780	6,091,234	2,265,966	15,691,980
ABS and ABCP commitments		1,148,233	125,000	69,536	1,342,769
Loan commitments		1,519,205	313,746	—	1,832,951
Guarantees		65,000	28,675	—	93,675

	~~W~~	10,067,218	6,558,655	2,335,502	18,961,375

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	7,150,190	6,173,860	2,394,432	15,718,482
ABS and ABCP commitments		1,093,171	121,134	74,328	1,288,633
Loan commitments		1,589,389	475,091	13,500	2,077,980
Guarantees		65,000	43,240	—	108,240

	~~W~~	9,897,750	6,813,325	2,482,260	19,193,335